PE
12-31-01

APR 10 2002

9/12

There was the day that affected profound and unimaginable changes.

But in one very small way, the day after was like all the days before it.



It is difficult to know exactly the appropriate way to feel–to be the CEO of a company that performed so well in such unimaginable circumstances.

Henry Ford once called obstacles "those frightful things you see when you take your eyes off your goal." While that observation still has some truth to it, I think we've learned that sometimes obstacles are those things you simply have to address before you can reach your goal. Clearly, the events of 2001, like no other year in our industry's history, forced us all to deal with obstacles beyond our control and beyond our imagination. It forced us all to look at most everything differently. Yet, I can tell you that just as in the days before September 11, we kept our eyes on our goals even in the aftermath. Everyone in our industry faced the challenges of this uncharted territory in different ways. Each, in their own way, achieved the remarkable simply by persevering and not folding. I am very proud to be part of an industry that quietly set such an admirable example of strength and determination. I am even more proud to be at the helm of an airline that not only persevered, but managed to be profitable, excluding special items, in the face of these challenges.

Our business plan remained on course and proved itself. Again.

What your company achieved in 2001 could certainly be credited to the outstanding efforts of our Crew Members, our growing fleet of new Boeing 717s, and our expanding system of very valuable markets. But underlying all these essential elements is the real key to our success in 2001—the same reason we were so successful in 2000, as well as 1999. We have a business plan so solid, it performs even in the most unimaginably difficult environment. It is a plan designed and built to work well in good times and bad. The past few years, and this last year in particular prove that beyond a doubt.

Our achievements would have been significantly more difficult were it not for the industry-leading agreement the Company reached with the International Brotherhood of Teamsters and the National Pilots Association allowing us to avoid involuntary furloughs following the events of September 11. These agreements are testament to the dedication of our people. It's also recognition by the people of AirTran Airways that this is a company with a long and bright future. Also critical to our success in 2001 and beyond is the new four-year labor agreement reached with the National Pilots Association.

Another important milestone for your Company was becoming listed on the New York Stock Exchange on August 15, 2001. This is a powerful reflection of the fact that this airline is taking its rightful place in the American economy.

We achieved earnings of $21.7 million, excluding special items (see Management's Discussion and Analysis of Financial Condition and Results of Operations), obtained on operating revenues of $665.2 million, up 6.6 percent from $624.1 million the previous year. Your Company ended the year with $130.0 million in cash, a 25.2 percent increase from $103.8 million a year ago.

We were able to maintain and, in fact, strengthen our very enviable position as the second largest airline at the world's busiest airport. We flew 4.5 billion revenue passenger miles (RPMs) in 2001, a 9.8 percent increase over the 4.1 billion RPMs flown in 2000. We grew our capacity by 11.6 percent or 6.5 billion available seat miles (ASMs), resulting in a 68.9 percent load factor. More than 8.3 million passengers flew with us in 2001, up from 7.6 million in 2000, a new company record.

AirTran Airways also maintained our strong market share in Atlanta by quickly returning to pre-September 11 service levels, as well as adding flights to new markets such as Pensacola and Tallahassee, Florida, in addition to Baltimore-Washington (BWI). Another major component of our growth was the launching of new nonstop service at BWI to Atlanta, Boston and Orlando. We announced new nonstop service from BWI to Ft. Lauderdale, Ft. Myers, Miami, Rochester and Tampa. The airline also began new nonstop service from Newport News/Williamsburg, Virginia, to New York (LaGuardia) and Orlando.

Continuing to build our system through strategic public/private marketing partnerships, such as earlier agreements with Grand Bahama Island and Gulport/Biloxi, Mississippi, we began working with the State of Florida and the city of Tallahassee to build intrastate traffic. These discussions resulted in the creation of service from Atlanta to Tallahassee, Tallahassee to Tampa, and Tampa to Miami, which began November 15, 2001. We also commenced discussions with airport authorities in Rochester, New York, and Wichita, Kansas, leading to new service in those markets that begin in 2002. All of these new routes give AirTran Airways increased opportunities in very valuable, high traffic markets while continuing to meet an optimum balance of leisure and business demand and diversify our network beyond Atlanta. The public/private partnership model mitigates AirTran Airways' risk of expansion in an uncertain economy and provides the community with the economic benefits of quality low-fare service.

We achieved what we did in 2001 in large part because we were on track for another record-setting year prior to September 11, and because as soon as it was physically possible, we were back in the air at more than 80 percent capacity right out of the gate. We were one of the first U.S. airlines to return to pre-September 11 levels of service. We remain one of the only domestic carriers to have actually increased the total number of scheduled flights beyond our pre-September 11 levels. We were also the first airline in the country to tell our customers through an aggressive advertising and public relations campaign that it was indeed, time to "Get back to business."

Beyond simply being there first for our customers by quickly returning to a nearly full schedule, the airline was also very successful in encouraging business flyers back onboard with our "Fly Three, Get One Free" promotion. This offer made it extremely attractive for people to choose AirTran Airways by offering a free ticket anywhere we fly with only three roundtrips. This promotion not only expedited the airline's progress back to healthy load factors, it motivated many new customers and strengthened our long-term bond with our most loyal flyers.

During 2001, AirTran Airways accepted delivery of 14 additional Boeing 717 aircraft, bringing our 717 fleet total to 30. By year-end 2001, more than 50 percent of our fleet was comprised of 717s, a plane that has more than lived up to its billing as the industry's quietest, most efficient and economical airplane. With a fuel burn 24 percent better than the aircraft they are replacing, our 717s save the company more than $6 million annually in fuel costs alone. The airline plans to take delivery of an additional 20 717s in 2002. By the end of 2002, AirTran Airways will have one of the youngest, most fuel-efficient fleets in the industry. The aircraft has a state-of-the-art flight deck including two global positioning systems, as well as wind shear and auto land systems. Passenger amenities include 100 percent fresh air circulated throughout the cabin, and EasyFit overhead storage bins with the same storage capacity per person as Boeing's 747 aircraft. Flight completion factors also improved for the airline, in part due to the efficiency of the 717 aircraft.

Continuing to build on the foundation for our sustained growth, an important achievement was an agreement with Boeing which completed the refinancing of $230 million of the airline's outstanding debt. This enables us to not only continue but accelerate the tremendous momentum of the past year and sets the stage for even more impressive long-term growth.

Everywhere we go, AirTran Airways continues to directly affect the price of airfare in the market—keeping air travel affordable for America's traveling public in the cities we serve. We accomplish this while continuing to improve our percentage of completed flights and on-time arrivals. This is a large part of why we were named Airline of the Year by the Southeast Chapter of the American Society of Travel Agents for the third consecutive year, as well as Best Low Fare Airline of the Year by Entrepreneur Magazine for the second year in a row.

AirTran Airways also continued to be a leader in airline Internet bookings, with more than half of our reservations coming from the Internet - most of which are booked via the airline's website, airtran.com. Booking tickets online is the most cost-efficient method for the airline, allowing AirTran Airways to pass the savings on to consumers, such as the additional five dollars off sale fares.

Reliability and customer peace of mind are unquestionably key to our success. So it's extremely gratifying to have received our sixth consecutive Air Maintenance Technical Diamond Certificate of Excellence for Maintenance Training by the Federal Aviation Administration. Attaining these levels of excellence makes it easy to see how we were able to achieve a 99.2 percent flight completion factor at the end of the year.

Even all of these accomplishments barely go beyond scratching the surface of what your Company really achieved in 2001. I've mentioned only a small percentage of the events, balance sheet items and other measurable accomplishments. I could write pages more and still have left many out. At the foundation of these achievements was a solid business plan that withstood tremendous pressure.

And yet, even if all the quantifiable things were noted, it still wouldn't properly frame what your Company achieved in 2001. I don't believe it's possible to communicate what the people of AirTran Airways made happen, what they did as a team, what they did as individuals. A year like 2001 makes hyperbole understatement. So let me just say, in 2001 your Company did very well.

Joe Leonard
Chairman and Chief Executive Officer
March 25, 2002

Market for Registrant's Common Equity and Related Stockholder Matters

Market Information

Our common stock, $.001 par value, is traded on the New York Stock Exchange under the symbol "AAI." Prior to August 15, 2001, our common stock was traded on the American Stock Exchange under the symbol "AAI." The following table sets forth the reported high and low sale prices for our common stock for each quarterly period during 2001 and 2000:

2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$10.40	$12.25	$10.56	$7.18
Low	$ 6.50	$ 7.50	$ 2.60	$3.50

2000	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$5.09	$5.00	$4.94	$7.38
Low	$3.72	$3.88	$3.94	$3.88

As of February 28, 2002, there were approximately 4,925 stockholders of record.

Dividends

Historically we have not declared cash dividends on our common stock. In addition, our debt indentures restrict our ability to pay cash dividends. We intend to retain earnings to finance the development and growth of our business. Accordingly, we do not anticipate that any dividends will be declared on our common stock for the foreseeable future. Future payments of cash dividends, if any, will depend on our financial condition, results of operations, business conditions, capital requirements, restrictions contained in agreements, future prospects and other factors deemed relevant by our Board of Directors.

Selected Financial and Operating Data

The following financial information for the five years ended December 31, 2001 has been derived from our consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and related Notes thereto included elsewhere herein.

	2001	2000	1999	1998	1997
Financial Data:					
(In thousands, except per share data)					
Operating revenues	**$665,164**	$624,094	$523,468	$439,307	$211,456
Net income (loss)	**(2,757)**[1]	47,436	(99,394)[2]	(40,738)[3]	(96,663)[4]
Earning loss per common share:					
Basic	**(0.04)**	0.72	(1.53)	(0.63)	(1.72)
Diluted	**(0.04)**	0.69	(1.53)	(0.63)	(1.72)
Total assets at year-end	**497,816**	546,255	467,014	376,406	433,864
Long-term debt obligations including current maturities at year-end	**268,211**	427,903	415,688	245,994	250,712
Operating Data:					
Revenue passengers	**8,302,732**	7,566,986	6,460,533	5,462,827	3,005,731
Revenue passenger miles (RPM) (000s)[5]	**4,506,007**	4,115,745	3,473,490	3,244,539	1,597,585
Available seat miles (ASM) (000s)[6]	**6,537,756**	5,859,395	5,467,556	5,442,234	3,017,892
Passenger load factor[7]	**68.9%**	70.2%	63.5%	59.6%	52.9%
Break-even load factor[8]	**66.3%**	64.7%	59.4%	61.5%	76.4%
Average yield per RPM[9]	**14.39¢**	14.70¢	14.01¢	12.97¢	12.58¢
Passenger revenue per ASM[10]	**9.92¢**	10.32¢	8.90¢	7.73¢	6.66¢
Operating cost per ASM[11]	**9.33¢**	9.27¢	8.19¢	7.91¢	9.37¢
Operating cost per ASM, excluding aircraft fuel[12]	**7.20¢**	6.87c	6.94¢	6.59¢	7.75¢
Average stage length (miles)	**541**	537	528	546	468
Average cost of aircraft fuel per gallon	**93.85¢**	100.89¢	49.95¢	54.87¢	69.00¢
Average daily utilization (hours:minutes)[13]	**9:54**	10:18	9:54	9:42	8:25
Number of operating aircraft in fleet at end of period	**59**	53	47	50	53

Note: All special items listed below are pre-tax.

(1) Includes a $28.0 million impairment loss related to our DC-9 fleet, an $18.1 million impairment loss/lease termination charge related to our retired B737 fleet, special charges of $2.5 million incurred during the Federal ground stop order, a $29.0 million grant from the U.S. government pursuant to the Air Transportation Safety and System Stabilization Act (the Stabilization Act), and the cumulative effect of a change in accounting principle of $0.7 million

(2) Includes a $147.7 million impairment loss related to our DC-9 fleet and a gain of $19.6 million for a litigation settlement

(3) Includes a $27.5 million impairment loss related to our B737 aircraft

(4) Includes a $24.8 million charge related to the shutdown of the airline in 1996 and a $5.2 million charge for the renaming of the airline in connection with the merger with Airways Corporation in November 1997

(5) The number of scheduled revenue miles flown by passengers

(6) The number of seats available for passengers multiplied by the number of scheduled miles each seat is flown

(7) The percentage of aircraft seating capacity that is actually utilized (RPMs divided by ASMs)

(8) The percentage of seats that must be occupied by revenue passengers in order for us to break even on a pre-tax income basis, excluding special items

(9) The average amount one passenger pays to fly one mile

(10) Passenger revenue divided by ASMs

(11) Operating expenses, excluding special items, divided by ASMs

(12) Operating expenses, excluding aircraft fuel expense and special items, divided by ASMs

(13) The average number of hours per day that an aircraft flown is operated in revenue service

The information contained in this section has been derived from our historical financial statements and should be read together with our historical financial statements and related notes included elsewhere in this document. The discussion below contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties including, but not limited to: consumer demand and acceptance of services offered by us, our ability to achieve and maintain acceptable cost levels, fare levels and actions by competitors, regulatory matters, general economic conditions, commodity prices and changing business strategies. Forward-looking statements are subject to a number of factors that could cause actual results to differ materially from our expressed or implied expectations, including, but not limited to: our performance in future periods, our ability to generate working capital from operations, our ability to take delivery of and to finance aircraft, the adequacy of our insurance coverage and the results of litigation or investigations. Our forward-looking statements can be identified by the use of terminology such as "anticipates," "expects," "intends," "believes," "will" or the negative thereof, or variations thereon or comparable terminology. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Year in Review

In 2001, we achieved a number of significant accomplishments during a highly challenging period in the commercial airline industry. Our operations continued to grow as we took delivery of 14 new Boeing 717-200 (B717) aircraft while inaugurating service to three new cities. Continuing with our aircraft fleet modernization program we retired four McDonnell Douglas DC-9 (DC-9) aircraft in addition to retiring the last four aircraft in our Boeing 737 (B737) fleet. We introduced new technologies that more quickly and easily process flight reservation information as well as streamlined the overall check-in process for our customers. Other strategic systems were implemented to optimize the scheduling of our flight crews and to automate key maintenance and engineering functions. During the second quarter of 2001, we successfully refinanced a portion of our debt obligations and recorded our tenth consecutive quarter of profitability (excluding special items).

Following the terrorist attacks against the United States on September 11, 2001 (the September 11 Events) we were faced with significant challenges to our operational and financial performance. Despite a slowing U.S. economy, which was generally having a negative effect on the demand for air travel prior to September 11, 2001, we believe we would have been profitable in the third and fourth quarters of the year were it not for the significant effect of the September 11 Events. The recent challenges have kept us focused on maintaining our low cost structure and have spurred innovative solutions to new market development. For example, using a market development program which we call the "Public/Private Partnership" we have joined with several local government and business interests to develop revenue guarantee programs and other marketing incentives to lessen the risks of new market entry. In addition, capacity reductions by certain major air carriers have created a number of opportunities which previously did not exist.

Looking forward to 2002, we anticipate returning to profitability in the second quarter and for the remainder of the year. We expect operating revenues to grow as we increase ASM capacity by 20 percent (including a resumption of flights which were curtailed following the September 11 Events representing approximately five percent). We plan to add 20 B717 aircraft while retiring 14 DC-9s, resulting in a net increase of six aircraft on a year-over-year basis. In 2001, particularly following the September 11 Events, certain operating expenses, primarily security and aircraft insurance costs, significantly increased compared to historical averages while fuel prices declined. Our security and aircraft insurance expenses are expected to remain significantly higher in 2002 compared to the costs we have experienced in the past. Although we were able to offset these increased operating expenses in 2001 with lower fuel prices, there can be no assurance we will be able to continue to offset any additional expenses resulting from further changes to security procedures or modifications to aircraft insurance costs.

Results of Operations

2001 Compared to 2000

Summary

We recorded a net loss, before the cumulative effect of a change in accounting principle, of $2.1 million in 2001 ($0.03 per diluted share) compared to 2000 net income of $47.4 million ($0.69 per diluted share). The cumulative effect of a change in accounting principle for 2001, which related to our adoption of Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," was $0.7 million ($0.01 per diluted share), net of taxes of $0.1 million (see Note 2 to the consolidated financial statements). Our operating income for 2001, including special items of $19.6 million, was $35.7 million compared to $81.2 million in 2000. The 2001 special items in operating income reflect reductions in aircraft fleet values, aircraft lease termination charges, special charges related to the September 11 Events and the entire amount of compensation we expect to receive from the U.S. government pursuant to the Stabilization Act. Our nonoperating expenses for 2001, including a special item of $4.3 million, was $34.6 million compared to $33.7 million in 2000. The 2001 special item in nonoperating expenses represents

additional debt discount amortization resulting from the exercise of conversion rights on approximately two-thirds of our 7.75% Convertible Notes. Upon conversion, we expensed $3.8 million of the debt discount and $0.5 million of debt issuance costs associated with our 7.75% Convertible Notes. A summary of the 2001 special items, including where the amounts are recorded in our Consolidated Statements of Operations, is listed below:

			(In millions)
		Income/(Expense)	
Description	Operating	Nonoperating	Total
Reduction of B737 and DC-9 fleet values and lease termination charges (see Note 13)	$(46.1)	$ —	$(46.1)
September 11th special charges (see Note 3)	(2.5)	—	(2.5)
Government grant (see Note 3)	29.0	—	29.0
Debt discount amortization (see Note 7)	—	(4.3)	(4.3)
	$(19.6)	$(4.3)	$(23.9)

The net effect of these special items reduced our net income (loss) from $21.7 million to $(2.8) million and reduced our earnings (loss) per common share from $0.32 to $(0.04).

Operating Revenues

Our operating revenues for the year increased $41.1 million (6.6 percent) primarily due to an increase in passenger revenues. We increased our capacity (available seat miles or ASMs) by 11.6 percent due to the continuation of our fleet renewal program which resulted in the addition of 14 B717 aircraft and the retirement of four DC-9 and four B737 aircraft during the year. Our traffic (revenue passenger miles or RPMs) increased by 9.5 percent which when combined with the increase in ASMs resulted in a 1.3 percentage point decline in our passenger load factor. Our passenger yields also declined by 2.1 percent to 14.39 cents per RPM, which in conjunction with the higher traffic resulted in a $43.7 million increase in our passenger revenues. Cargo revenues declined by $2.2 million during the year due to the fact that we carried less mail for the U.S. Postal Service.

Our financial results for the first eight months of 2001 were considerably different from those of the remainder of the year primarily due to the impact of the September 11 Events on our passenger revenues. With the intent of providing a more meaningful understanding of this effect, we will further discuss the 2001 results in two time periods as follows: January through August, and September through December.

For the period of January through August 2001, the slowing of the U.S. economy resulted initially in greater price awareness by air travelers followed by an overall decline in the demand for air travel. This increased price awareness tended to benefit low fare airlines during this time period, as demonstrated by our revenue performance. Despite a nearly 18 percent increase in capacity during this period, we experienced even higher levels of passenger demand which resulted in our load factor increasing by 1.7 percentage points over the same period in the previous year. Our passenger yields also increased by 3.2 percent to 15 cents per RPM. This resulted in our passenger revenues increasing by $95.5 million over the comparable period in 2000.

Our passenger revenues for the period from September through December 2001 were significantly affected by the September 11 Events. In response to the terrorist attacks, the Federal Aviation Administration (FAA) immediately issued a Federal ground stop order on September 11th, which prohibited all civil aviation flights from operation within the national airspace of the United States. The U.S. airspace was not reopened until September 13th, at which time we resumed operating a portion of our pre-September 11th scheduled operations. Once flights resumed, passenger traffic and yields were significantly lower than we had experienced prior to September 11th. In an effort to match our capacity to the reduced level of demand, we reduced our operations to levels similar to those we operated during the same period in 2000, despite the fact that we had been successful in growing our capacity by 18 percent earlier in the year. In addition, many corporations curtailed their business travel and leisure travelers cancelled or postponed vacations, which forced airlines to reduce airfares in an attempt to stimulate demand. Despite these actions, our traffic dropped by over 11 percent which resulted in our passenger load factor declining eight percentage points compared to the previous year. Passenger yields also suffered during this period and declined nearly 15 percent year-over-year. This resulted in a $51.8 million, or 25 percent, decline in passenger revenues compared to the same time period in 2000.

Operating Expenses

Our operating expenses increased by $86.5 million (15.9 percent) on an ASM increase of 11.6 percent. Excluding the special items recognized during 2001 that are described above, our operating expenses increased by $66.9 million (12.3 percent). Operating cost per available seat mile (CASM), excluding the special items, increased 0.6 percent from 9.27 cents to 9.33 cents, primarily due to the aircraft rent associated with the lease financing of a greater number of aircraft and increased personnel costs.

Operating expenses per ASM for 2001 and 2000 were as follows:

	2001[1]	2000	Percent Change
Salaries, wages and benefits	***2.43¢***	2.34¢	3.8%
Aircraft fuel	***2.13***	2.40	(11.3)
Maintenance, materials and repairs	***1.05***	1.25	(16.0)
Distribution	***0.69***	0.68	1.5
Landing fees and other rents	***0.55***	0.49	12.2
Marketing and advertising	***0.28***	0.28	—
Aircraft rent	***0.54***	0.22	145.5
Depreciation	***0.43***	0.39	10.3
Other operating	***1.23***	1.22	0.8
Total CASM	***9.33¢***	9.27¢	0.6%

(1) CASM figures above were adjusted to exclude the following special items:
Impairment loss/lease termination of $46.1 million, special charges of $2.5 million and a government grant of $29.0 million.

Salaries, wages and benefits increased $21.7 million (15.8 percent overall or 3.8 percent on a CASM basis) primarily due to increases in the number of employees to support our year-over-year growth, in addition to contractual wage and benefit increases for our employee groups represented by labor unions.

Aircraft fuel expense, including fuel-hedging activities, decreased $1.0 million (0.7 percent overall or 11.3 percent on a CASM basis) primarily due to a 7.0 percent decrease in the average price per gallon of aircraft fuel, offset by a 6.5 percent increase in the quantity of fuel consumed in our flight operations. Our average price per gallon of aircraft fuel, including all fees and taxes, was 93.85 cents in 2001 compared to 100.89 cents in 2000. The 2001 and 2000 prices are net of $(2.5) million and $5.1 million in hedging gains (losses), respectively. The improvement in aircraft fuel CASM reflects the increased number of B717 aircraft and the retirement of DC-9 and B737 aircraft during 2001.

Maintenance, materials and repairs decreased $4.6 million (6.2 percent overall or 16.0 percent on a CASM basis) primarily due to fewer DC-9 and B737 airframe and engine repairs performed in accordance with our maintenance schedule. The timing of maintenance to be performed is predominantly determined by the number of hours the aircraft and engines are operated and their age. During 2001, we retired the B737 aircraft type from our operating fleet in addition to four DC-9 aircraft. The composition of our aircraft fleet continued to shift towards a greater percentage of new B717 aircraft which generally require less costly and less frequent scheduled maintenance.

Distribution expenses increased $5.4 million (13.6 percent overall or 1.5 percent on a CASM basis) primarily due to a higher volume of transactions incurring computer reservations system (CRS) fees. Our enplanement increase of 9.7 percent and $43.7 million growth in passenger revenues generally correlated to a greater amount of sales subject to credit card transaction fees and sales commissions. Credit card and commission expenses were up 10.6 percent and 6.2 percent, respectively.

Landing fees and other rents increased $6.9 million (24.1 percent overall or 12.2 percent on a CASM basis) primarily due to our operations growth, in terms of both the number of cities served and total departures. Service to four new cities was introduced in 2000: Grand Bahama Island, Minneapolis/St. Paul, Pittsburgh and Toledo; three new cities were introduced in 2001: Baltimore/Washington, Pensacola and Tallahassee. Our facilities rent increased $5.0 million, a significant portion of which came from the new cities we served. Our expanded operations generated an 8.8 percent increase in the level of departures, which in turn raised our landing fees by $2.2 million.

Marketing and advertising expenses grew by $2.1 million (12.5 percent overall, but flat on a CASM basis) as we increased our promotional activity to support our inauguration of service to three new cities.

Aircraft rent increased $22.7 million (180.3 percent overall or 145.5 percent on a CASM basis) as a result of the lease financing of new B717 aircraft. During 2001, we introduced one new B717 aircraft per month into our fleet, until December when three B717s were added, for a total of 14 new lease financed aircraft. In addition, during the first quarter of 2001, we lease financed three B717 aircraft which had been delivered in the fourth quarter of 2000 with interim financing from the manufacturer.

Depreciation expense increased by $5.1 million (22.0 percent overall or 10.3 percent on a CASM basis) due to an increase in DC-9 capitalized improvements, the reassessment of our B737 salvage values and the provisioning of spare parts for our growing B717 aircraft fleet.

Other operating expenses increased $8.6 million (12.1 percent overall or 0.8 percent on a CASM basis) primarily due to significant increases to passenger liability insurance coverage and security costs in the fourth quarter of 2001, employee training costs and passenger-related costs associated with our growth during 2001.

Impairment loss/lease termination expenses represent $38.8 million of charges related to decreases in the fair market values of our DC-9 and B737 aircraft fleets. These charges were calculated in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for *the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.*" In addition, we recorded a $7.3 million charge related to the termination of a B737 lease. See Note 13 to the consolidated financial statements.

Special charges primarily represent operating costs incurred during the FAA's ground stop order following the September 11 Events.

Government grant represents the entire amount of compensation we expect to receive from the U.S. government pursuant to the Stabilization Act. This amount is discussed in Note 3 to the consolidated financial statements.

Nonoperating Expenses

Other expense, net, included interest income and interest expense, a special item and an adjustment related to our fuel hedges in accordance with SFAS 133. Interest income decreased 11.5 percent primarily due to lower rates of return on invested cash, partially offset by higher amounts of invested cash. Interest expense decreased 4.8 percent primarily due to overall lower debt obligations, partially offset by higher interest rates associated with our refinanced debt (see Note 7 to the consolidated financial statements). The special item represents additional debt discount amortization resulting from the exercise of conversion rights on approximately two-thirds of our 7.75% Convertible Notes. Upon conversion, we expensed $3.8 million of the debt discount and $0.5 million of debt issuance costs associated with our 7.75% Convertible Notes. These amounts are shown on the Consolidated Statements of Operations as Convertible Debt Discount Amortization. In accordance with SFAS 133 (see Notes 5 and 16 to the consolidated financial statements) we also recognized fuel-hedging gains of $2.2 million.

Provision for Income Taxes

Our income tax expense was $3.2 million compared to $0 in the prior year. The 2001 tax expense resulted from the utilization of a portion of our $141.0 million of net operating loss (NOL) carryforwards existing at December 31, 1998, offset in part by alternative minimum tax and the application to goodwill of the tax benefit related to the realization of a portion of the Airways Corporation, Inc. NOL carryforwards. We have not recognized any benefit from the future use of operating loss carryforwards, because our evaluation of all the available evidence in assessing the realizability of tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently.

2000 Compared to 1999

Summary

For 2000, we recorded operating income of $81.2 million, pre-tax income and net income of $47.4 million and earnings per common share of $0.69 on a diluted basis. For 1999, including a pre-tax impairment charge of $147.7 million and a litigation settlement gain of $19.6 million, we recorded an operating loss of $72.0 million, a pre-tax loss of $96.7 million, a net loss of $99.4 million and a loss per common share of $1.53 on a basic and diluted basis. The impairment loss and litigation settlement gain increased our loss per common share by $1.98.

Operating Revenues

Operating revenues increased by $100.6 million (19.2 percent) primarily due to an increase in passenger revenues. The increase in passenger revenues was principally driven by a 6.7 percentage point increase in load factor and a 4.9 percent increase in passenger yield. As a result, our unit revenue or RASM increased 16.0 percent to 10.3 cents.

During 2000, we increased our capacity, or ASMs, by 7.2 percent with the addition of eight new B717 aircraft. In addition, RPMs increased by 18.5 percent, resulting in a record load factor of 70.2 percent. The increase in passenger yield resulted primarily from additional business travelers purchasing higher fares during the year. Notwithstanding the improved passenger yield and passenger load factor, we continue to experience aggressive competition that could negatively impact future yields and loads.

Other revenues decreased $18.0 million (54.4 percent). Excluding a litigation settlement gain of $19.6 million in 1999, other revenues increased $1.6 million or 12.1 percent on a year-over-year basis.

Operating Expenses

Operating expenses decreased by $52.5 million (8.8 percent). Excluding the 1999 pre-tax SFAS 121 impairment charge of $147.7 million to reduce the book value of our DC-9 aircraft, operating expenses increased by $95.2 million or 21.3 percent. CASM increased by 13.2 percent, primarily due to a 105.5 percent increase in aircraft fuel expense. Excluding fuel costs, CASM decreased approximately 1.0 percent to 6.9 cents per ASM.

Salaries, wages and benefits increased $16.7 million (13.8 percent overall or 5.9 percent on a CASM basis) primarily due to contractual wage rate increases and additional personnel required for the higher level of operations in 2000.

Aircraft fuel expense increased $72.1 million (105.5 percent overall or 92.0 percent on a CASM basis) primarily due to increases in the cost of fuel. During 2000, the average cost of aircraft fuel per gallon was approximately $1.01, compared to an average cost per gallon in 1999 of approximately $0.50. The cost of aircraft fuel was net of approximately $5.3 million and $14.2 million in gains from hedging activities in 2000 and 1999, respectively.

Maintenance, materials and repairs decreased $13.1 million (15.2 percent overall or 20.9 percent on a CASM basis) primarily due to a lesser number of B737 and DC-9 airframe and engine repairs performed during 2000 in accordance with our maintenance schedule. The timing of maintenance to be performed is determined by the number of hours the aircraft and engines are operated and their age.

Distribution expenses increased $2.7 million (7.2 percent overall, but flat on a CASM basis) primarily due to an increase in commissionable sales generated by travel agents, offset by a rate reduction from 8.0 percent to 5.0 percent during the fourth quarter of 1999.

Landing fees and other rents increased $1.7 million (6.5 percent overall, but flat on a CASM basis) primarily due to increased departures. On a CASM basis, these expenses remained flat on a year-over-year basis. We operated 101,644 departures in 2000 and 96,858 departures in 1999, an increase of 4.9 percent.

Aircraft rent increased $7.7 million (159.1 percent overall or 144.4 percent on a CASM basis) primarily due to the lease financing associated with five of the eight new B717s delivered during 2000, as well as the sale-leaseback of seven DC-9 aircraft in the fourth quarter of 1999.

Depreciation expense decreased $5.4 million (19.1 percent overall or 25.0 percent on a CASM basis) primarily due to the reduction in book value of our DC-9 fleet as a result of the 1999 SFAS 121 impairment charge and the sale-leaseback of seven DC-9 aircraft in the fourth quarter of 1999.

Other operating expenses increased $12.1 million (20.6 percent overall or 13.0 percent on a CASM basis) primarily due to increased passenger related expenses associated with the greater number of passengers served, and to costs related to supporting and maintaining our existing automation systems.

Impairment loss/lease termination expenses reflect the decision we made in the fourth quarter of 1999 to accelerate the retirement of our owned DC-9 fleet to accommodate the introduction of the B717 fleet. This $147.7 million impairment charge was recorded in accordance with SFAS 121 and is discussed in Note 13 to the consolidated financial statements.

Nonoperating Expenses

Interest expense, net, increased 36.7 percent, primarily due to the debt financing of eight B717 aircraft delivered in the third and fourth quarters of 1999, as well as three B717s delivered in the fourth quarter 2000. The 1999 deliveries were financed utilizing the proceeds from the issuance of enhanced equipment trust certificates (EETCs). Three of the 2000 deliveries were financed utilizing debt issued by an affiliate of the airframe manufacturer. Offsetting a portion of the increased interest expense, interest income increased 76.0 percent as a result of higher invested cash balances.

Provision for Income Taxes

As of December 31, 2000, we had not recognized any benefit from the future use of operating loss carryforwards, because our evaluation of all the available evidence in assessing the realizability of tax benefits of such loss carryforwards indicated that the underlying assumptions of future profitable operations contained risks that did not provide sufficient assurance to recognize such tax benefits at that time. As a result, income tax expense was $0 and $2.7 million in 2000 and 1999, respectively. The 1999 tax expense resulted from the utilization of a portion of our $141.0 million of NOL

carryforwards existing at December 31, 1998, offset in part by alternative minimum tax and the application to goodwill of the tax benefit related to the realization of a portion of the Airways Corporation, Inc. NOL carryforwards.

Liquidity and Capital Resources

We rely primarily on operating cash flows to provide working capital. We presently have no lines of credit or short-term borrowing facilities. As of December 31, 2001, our cash and cash equivalents, including restricted cash, totaled $130.0 million compared to $103.8 million at December 31, 2000. The deferral of $16.5 million in excise tax payments until January 2002 in accordance with the Stabilization Act is reflected in our 2001 year-end cash balance. We generally must satisfy all of our working capital expenditure requirements from cash provided by operating activities, from external capital sources or from the sale of assets. Substantial portions of our assets have been pledged to secure various issues of our outstanding indebtedness. To the extent the pledged assets are sold, the applicable financing agreements generally require the sales proceeds to be applied to repay the corresponding indebtedness. To the extent our access to capital is constrained, we may not be able to make certain capital expenditures or continue to implement certain other aspects of our strategic plan.

As of December 31, 2001, our cash and cash equivalents including restricted cash increased by $26.2 million compared to December 31, 2000. Net cash provided by operating activities was $95.4 million for 2001, a $26.0 million increase over the prior year. Our operating cash flow results for 2001 reflect the receipt of $24.6 million from the U.S. Department of Transportation and the deferral of $16.5 million in excise tax payments until January 2002 in accordance with the Stabilization Act.

Net cash used for investing activities was $31.2 million and consisted of purchases of property and equipment and the payment of aircraft purchase deposits offset in part by proceeds from the disposal of equipment. In 2001, we sold 17 B717s (14 of which were acquired from Boeing during 2001, as discussed below) under our lease financing commitment with Boeing Capital Services Corporation (Boeing Capital). Our lease financing commitment was for the purchase and sale-leaseback of up to 20 B717s. By the end of 2001 all 20 aircraft under this commitment were purchased with corresponding sale-leaseback transactions completed. Related to the refinancing of certain debt obligations (see "Other Information" below), Boeing Capital's purchase price under the lease financing commitment was increased by $3.1 million per aircraft for the fourth through twentieth B717 deliveries, or $52.7 million in the aggregate. The majority of these transactions with Boeing Capital, including the related debt repayments (see "Other Information" below), are noncash items. Our property and equipment purchases primarily consisted of spare parts and equipment provisioning for the B717 aircraft, and to a lesser extent capital expenditures on leasehold improvements and computer equipment to support our operations growth particularly in the three new cities now served. In 2001, we paid $13.3 million in purchase deposits for future B717 aircraft deliveries.

Net cash used for financing activities was primarily related to the refinancing of certain debt obligations associated with the Boeing Capital transactions (see "Other Information" below).

As of December 31, 2001, our deliveries of B717s from the Boeing Company (Boeing) totaled 30 aircraft. Initially, we contracted with Boeing to purchase 50 B717s for delivery between 1999 and 2002, with options to purchase an additional 50 B717s. During 2000, we revised our contracts with Boeing relating to the purchase and financing of our future B717 aircraft deliveries, in addition to recharacterizing the 50 option aircraft to provide for 25 options, 20 purchase rights and five rolling options. The options and purchase rights, to the extent exercised, would provide for delivery to us of all of our B717s on or before September 30, 2005. Prior to this revision, we had committed to purchase 50 B717s during the following years: 1999 (eight aircraft), 2000 (eight aircraft), 2001 (16 aircraft) and 2002 (18 aircraft). Also prior to the revision, the 50 option aircraft, if exercised, would have been available for delivery between January 2003 and January 2005.

As of December 31, 2001, our remaining commitments with respect to B717 aircraft were for the acquisition of 12 aircraft in 2002 and 11 aircraft in 2003. Aggregate funding, net of previously paid purchase deposits, required for these aircraft commitments was approximately $470.2 million at December 31, 2001. On March 21, 2002, we amended our B717 purchase contract as follows: (i) our commitments to acquire B717s in 2002 increased from 12 aircraft to 20 aircraft, comprised of 13 firm and seven option aircraft; (ii) our commitments to acquire B717s in 2003 decreased from 11 aircraft to 10 aircraft, comprised of nine firm and one option aircraft; and (iii) purchase deposits that were previously paid for aircraft deliveries in 2002 will be applied to future aircraft deliveries, rather than reducing the balance of the total purchase price due at delivery. Although we expect to finance the acquisition of these aircraft, we did not have financing in place for these aircraft as of December 31, 2001. We have since signed a lease financing proposal from Boeing Capital for 19 (20 at Boeing Capital's option) new or previously owned B717 aircraft to be delivered in 2002. According to this proposal, the lease term for each of these aircraft commences upon delivery and will continue for 18 to 19 years, at which time we can renew the lease at fair market rental or purchase the aircraft at the greater of a predetermined amount or its fair market value. If completed as contemplated, this lease

financing will reduce our aggregate funding requirements for aircraft commitments to $211.3 million representing the aircraft to be purchased in 2003. Funding is subject to finalization of definitive agreements and other conditions. See Note 4 to the consolidated financial statements.

With respect to future B717 option deliveries, we had 21 options, 20 purchase rights and five rolling options at December 31, 2001. Three of the 25 options were exercised with two B717s having been delivered in 2001, and one B717 exercised for a scheduled delivery in 2003; one option expired unexercised. In connection with the amendments discussed above, we will exercise an additional seven options, for which no additional purchase deposit payments will be required, with delivery scheduled for 2002. If we exercise our options to acquire additional aircraft, additional payments could be required for these aircraft beginning in 2002. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments.

During 2001, we took delivery of 14 new B717 aircraft that were financed by Boeing Capital as follows: 13 were delivered and simultaneously sold and leased-back from Boeing Capital, and one was purchased with a loan provided by Boeing Capital (the loan was fully repaid in February 2001 and the aircraft was contemporaneously sold and leased-back from Boeing Capital).

As of December 31, 2001, our debt obligations totaled $268.2 million, with respect to which substantially all our assets are pledged as security. Our debt obligations are comprised of $130.2 million of 10.63% EETCs, of which a portion of interest and principal is payable semiannually through April 2017, and certain debt obligations due to Boeing Capital, as described in Other Information below. The EETC proceeds were used to replace loans for the purchase of the first 10 B717 aircraft delivered (all 10 aircraft were pledged as collateral for the EETCs). Eight EETC-financed B717s were delivered in 1999, and the remaining two deliveries occurred in 2000. During 2000, we sold and leased back two of the EETC-financed B717s in a leveraged lease transaction reducing the outstanding principal amount of the EETCs by $35.9 million.

In addition to our $130.0 million in cash, cash equivalents and restricted cash as of December 31, 2001, we have other financing sources available to meet our future liquidity requirements, including, but not limited to: (i) the receipt of the remaining $4.3 million of the U.S. government grant; (ii) securitization of future operating receipts; (iii) unsecured borrowings; and (iv) any borrowings backed by federal loan guarantees pursuant to the Stabilization Act.

Our contractual obligations and commitments to be paid were the following as of December 31, 2001:

						(In millions)
Nature of commitment	2002	2003	2004	2005	2006	Thereafter
Operating lease payments for aircraft and facility obligations	$ 81.2	$ 81.1	$76.3	$74.3	$72.7	$668.0
Aircraft purchase commitments(1)	236.5	233.7	—	—	—	—
Long-term debt obligations(2)	13.4	10.3	11.5	15.1	15.7	214.5
Total contractual obligations and commitments	$331.1	$325.1	$87.8	$89.4	$88.4	$882.5

(1) Net of previously paid purchase deposits.

(2) Excludes related interest payments.

Our contractual obligations and commitments, as described in the preceding table, have been modified by the amendments to our B717 purchase contract described above and would be modified if transactions subject to the lease financing proposal from Boeing Capital are completed as contemplated. The lease financing proposal provides for the lease-finance of a total of 20 B717s scheduled for delivery during 2002 (see Note 16 to the consolidated financial statements). The amounts in the table above have been modified by the amendments as follows: (i) aircraft purchase commitments have increased for 2002 and decreased for 2003; and (ii) purchase deposits that were previously paid for aircraft deliveries in 2002 will be applied to future aircraft deliveries, rather than reducing the balance of the total purchase price due at delivery. The amounts in the table above would also be modified by the lease financing proposal as follows: (i) aggregate operating lease payments for aircraft would increase for all periods; and (ii) aggregate aircraft purchase commitments would decrease in 2002. Our contractual obligations and commitments after giving effect to the above described amendments and lease financing proposal, are as follows:

(In millions)	2002	2003	2004	2005	2006	Thereafter
Revised total contractual obligations and commitments	$113.7	$354.0	$139.7	$141.3	$140.3	$1,507.8

A variety of assumptions were necessary in order to derive the information described in the paragraph herein, including, but not limited to: (i) our decision to acquire new versus previously owned B717 aircraft; (ii) the timing of aircraft delivery dates; and (iii) estimated rental factors which are correlated to floating interest rates prior to delivery. Our actual results may differ from these estimates under different assumptions or conditions.

Other Information

We entered into an amended and restated financing commitment with Boeing Capital on March 22, 2001, and a series of definitive agreements on April 12, 2001, in order to refinance our 10¼% ($150.0 million) senior notes and AirTran Airways, Inc.'s 10½% ($80.0 million) senior secured notes due April 2001 (collectively, the Existing Notes), and to provide additional liquidity. The cash flow generated from the Boeing Capital transactions, together with internally generated funds, was used to retire the Existing Notes at maturity. The components of the refinancing are as follows:

(In thousands)	
11.27% Senior secured notes of AirTran Airways, Inc. due 2008	$166,400
13.00% Subordinated notes of AirTran Holdings, Inc. due 2009	17,500
7.75% Convertible notes of AirTran Holdings, Inc. due 2009	17,500
	$201,400

Under the new senior secured notes issued by our operating subsidiary, AirTran Airways, principal payments of approximately $3.3 million plus interest are due and payable semiannually. In addition, there are certain mandatory prepayment events, including a $3.1 million prepayment upon the consummation of each of 11 sale-leaseback transactions for B717 aircraft. During 2001, all 11 prepayments were completed. The new senior secured notes are secured by substantially all of the assets of AirTran Airways not previously encumbered, and are noncallable for four years. In the fifth year, the senior secured notes may be prepaid at a premium of four percent and in the sixth year at a premium of two percent. Contemporaneously with the issuance of the new senior secured notes, we issued detachable warrants to Boeing Capital for the purchase of three million shares of our common stock at $4.51 per share. The warrants have an estimated value of $12.3 million and expire in five years. This amount is being amortized to interest expense over the life of the new senior secured notes.

Under the subordinated notes, interest is due and payable semiannually in arrears, and no principal payments are due prior to maturity in 2009, except for mandatory prepayments equal to 25 percent of AirTran Airways' net income (which, subject to applicable law, AirTran Airways is required to dividend to us in cash on a quarterly basis for payment to the lender). During 2001, we paid $3.3 million in principal on the subordinated notes in accordance with the requirements to pay 25 percent of AirTran Airways' quarterly net income.

The convertible notes bear a higher rate of interest, specifically 12.27 percent if our average common stock price during a calendar month is below $6.42. If our average common stock price remained below $6.42 each calendar month of 2002, we would incur approximately $0.2 million in additional expense under this provision. Interest is payable semiannually in arrears. The notes are convertible at any time into approximately 3.2 million shares of our common stock. This conversion rate represents a beneficial conversion feature valued at approximately $5.6 million. This amount is being amortized to interest expense over the life of the convertible notes, or sooner upon conversion. We are able to require Boeing Capital's conversion of the notes under certain circumstances.

During the third quarter of 2001, Boeing Capital exercised approximately two-thirds of their conversion rights resulting in a decrease of $12 million of principal on the 7.75% Convertible Notes. In connection with the conversion, we issued approximately 2.2 million shares of our common stock to Boeing Capital. In accordance with generally accepted accounting principles, we expensed $3.8 million of the debt discount and $0.5 million of debt issuance costs. These amounts are shown on the Consolidated Statements of Operations as "Other (Income) Expense–Convertible Debt Discount Amortization."

The subordinated notes and convertible notes are secured by: (1) a pledge of all of our rights under the B717 aircraft purchase agreement with the McDonnell Douglas Corporation (an affiliate of Boeing Capital), and (2) a subordinated lien on the collateral securing the new senior secured notes.

Critical Accounting Policies and Estimates

General

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Our actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the consolidated financial statements.

Revenue Recognition

Passenger and cargo revenue is recognized when transportation is provided. Transportation purchased but not yet used is included in air traffic liability.

Accounting for Long-Lived Assets

We have approximately $308.7 million of long-lived assets as of December 31, 2001, including approximately $260 million of flight equipment and related equipment. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections made by us including estimated useful lives, salvage values and in 2001 and 1999, impairment charges. Effective July 1, 2001, in order to more accurately reflect the expected useful lives of our B717 aircraft, we changed the estimate of the useful life of this aircraft type from 25 to 30 years. As a result of this change, depreciation and amortization expense is expected to be reduced by approximately $1.2 million on an annualized basis going forward. In accordance with SFAS 121, we record impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of assets are less than the aggregate carrying amount of the assets. In this circumstance, the impairment charge is determined based upon the amount the net book value of the assets exceeds their fair market value. In making these determinations, we utilize certain assumptions, including, but not limited to: (i) estimated fair market value of the assets; and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in our operations, and estimated salvage values. During 2001, we determined our DC-9 and B737 aircraft fleets were impaired in accordance with SFAS 121 and recorded impairment charges of $28.0 million and $10.8 million, respectively. During 1999, we also recorded an impairment charge of $147.7 million on our DC-9 aircraft fleet in accordance with SFAS 121. These charges are discussed in Note 13 to the consolidated financial statements.

Spare Parts, Materials and Supplies

Spare parts, materials and supplies are stated at the lower of cost or market using the first-in, first-out method (FIFO). These items are charged to expense when used. Allowances for obsolescence are provided over the estimated useful life of the related aircraft and engines for spare parts expected to be on hand at the date aircraft are retired from service.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations" and Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. We will apply SFAS 142 beginning in the first quarter of 2002 and discontinue the amortization of our trade name, an indefinite-life intangible asset and goodwill. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income in 2002 of approximately $1.4 million ($.02 per share). We will be required to test the goodwill and trade name for impairment annually in accordance with SFAS 142. We have performed the first of the required impairment tests for the trade name and goodwill as of January 1, 2002 and will not have any impairment of these assets upon adoption.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS 121, and applies to all long-lived assets (including discontinued operations). We do not expect this standard to have a material impact on our future financial position or results of operations.

B717 Aircraft Program Update

Boeing recently evaluated the production and delivery schedules of its commercial airplane programs, in light of current market conditions. After a thorough evaluation of the program and market, Boeing made a business decision to continue production of the B717. While Boeing stated the B717 is the leading 100-passenger airplane, due to reduced near-term demand following the September 11 Events, the program will go forward with a lower production rate and revised delivery projections. Our delivery schedule has not been affected by Boeing's decision to lower production rates. In 2002, we anticipate taking delivery of 20 new B717s.

New Service

We recently announced the launch of new service from Rochester, New York and Wichita, Kansas, our 37th and 38th destinations, respectively. Our new service to these new cities is a result of their local governments and business interests providing revenue guarantee programs and other marketing incentives to lessen the risks of our entry into these new markets. Nonstop service from Rochester to Atlanta, Georgia and Baltimore/Washington International Airport (BWI) begins in March 2002. Nonstop service from Wichita to Atlanta, Georgia and Chicago, Illinois' Midway International Airport begins in May 2002.

During 2001, we inaugurated new service to BWI, and the Florida cities of Tallahassee and Pensacola. The new service to Tallahassee is the result of agreements with the City of Tallahassee offering revenue guarantees, reduced facility costs and marketing incentives, as well as an exclusive air service contract with the State of Florida. The commencement of service to Pensacola coincided with simultaneous termination of service to Fort Walton Beach, Florida. The Pensacola Airport, Chamber of Commerce and other Gulf Coast parties presented us with an incentive package that includes reduced facilities costs and marketing dollars, as well as covering moving expenses. More than 300 corporate, government and other entities committed funds to an air travel bank in support of this new service.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk-Sensitive Instruments and Positions

We are subject to certain market risks, including interest rates and commodity prices (i.e., aircraft fuel). The adverse effects of changes in these markets pose a potential loss as discussed below. The sensitivity analyses do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ. See the Notes to the consolidated financial statements for a description of our financial policies and additional information.

Interest Rates

As of December 31, 2001 and 2000, the fair value of our long-term debt was estimated to be $258.5 million and $439.0 million, respectively, based upon discounted future cash flows using current incremental borrowing rates for similar types of instruments or market prices. Market risk, estimated as the potential increase in fair value resulting from a hypothetical 100 basis point decrease in interest rates, was approximately $12.6 million as of December 31, 2001, and approximately $11.1 million as of December 31, 2000.

Aviation Fuel

Our results of operations are impacted by changes in the price of aircraft fuel. Excluding special items, aircraft fuel accounted for 22.9 percent and 25.9 percent of our operating expenses in 2001 and 2000, respectively. Based on our 2002 projected fuel consumption, a 10 percent increase in the average price per gallon of aircraft fuel for the year ending December 31, 2001, would increase fuel expense for the next 12 months by approximately $14.4 million, net of hedging instruments outstanding at December 31, 2001. Comparatively, based on 2001 fuel usage, a 10 percent increase in fuel prices would have resulted in an increase in fuel expense of approximately $13.9 million, net of hedging instruments utilized during 2001. In 2001, we entered into fuel-hedging contracts consisting of swap agreements to protect against increases in aircraft fuel prices. At December 31, 2001, we had hedged approximately 30 percent of our projected fuel requirements for 2002, as compared to approximately 50 percent of our projected fuel requirements for the first quarter of 2001 and 30 percent for the remainder of 2001 at December 31, 2000.

On November 28, 2001, the credit rating of the counterparty to all of our fuel-related hedges was downgraded, and the counterparty declared bankruptcy on December 2, 2001. Due to the deterioration of the counterparty's creditworthiness, we no longer consider the financial contracts with the counterparty to be highly effective in offsetting our risk related to changing fuel prices because of the consideration of the possibility that the counterparty will default by failing to make contractually required payments as scheduled in the derivative instrument. As a result, on November 28, 2001, hedge accounting treatment was discontinued prospectively for our derivative contracts with this counterparty in accordance with SFAS 133. Gains and losses previously deferred in "Accumulated other comprehensive loss" will continue to be reclassified to earnings as the hedged item affects earnings. Beginning on November 28, 2001, changes in fair value of the derivative instruments have been marked to market through earnings. This resulted in a charge of $0.2 million, which is included in the amount presented as "SFAS 133 adjustment" in our Consolidated Statements of Operations. Recent terminations of our aircraft fuel hedges in place as of December 31, 2001, are discussed in Note 16 to our consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share data)

Year ended December 31,	2001	2000	1999
Operating Revenues:			
Passenger	$648,486	$604,826	$486,487
Cargo	1,937	4,183	3,888
Other	14,741	15,085	33,093
Total operating revenues	665,164	624,094	523,468
Operating Expenses:			
Salaries, wages and benefits	159,057	137,391	120,737
Aircraft fuel	139,355	140,404	68,331
Maintenance, materials and repairs	68,670	73,238	86,374
Distribution	45,400	39,972	37,278
Landing fees and other rents	35,672	28,752	27,004
Marketing and advertising	18,468	16,412	15,643
Aircraft rent	35,363	12,616	4,869
Depreciation	28,159	23,087	28,533
Other operating	79,699	71,071	58,952
Impairment loss/lease termination	46,069	–	147,735
Special charges	2,494	–	–
Government grant	(28,951)	–	–
Total operating expenses	629,455	542,943	595,456
Operating Income (Loss)	35,709	81,151	(71,988)
Other (Income) Expense:			
Interest income	(4,959)	(5,602)	(3,183)
Interest expense	37,441	39,317	27,850
Convertible debt discount amortization	4,291	–	–
SFAS 133 adjustment	(2,204)	–	–
Other (income) expense, net	34,569	33,715	24,667
Income (Loss) Before Income Taxes and Cumulative Effect of Change in Accounting Principle	1,140	47,436	(96,655)
Provision for income taxes	3,240	–	2,739
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	(2,100)	47,436	(99,394)
Cumulative effect of change in accounting principle, net of tax	(657)	–	–
Net Income (Loss)	$ (2,757)	$ 47,436	$ (99,394)
Earnings (Loss) Per Common Share			
Basic Earnings (Loss) Per Common Share Before Cumulative Effect of Change in Accounting Principle	$ (0.03)	$ 0.72	$ (1.53)
Cumulative Effect of Change in Accounting Principle	(0.01)	–	–
Net Income (Loss) Per Share, Basic	$ (0.04)	$ 0.72	$ (1.53)
Diluted Earnings (Loss) Per Common Share Before Cumulative Effect of Change in Accounting Principle	$ (0.03)	$ 0.69	$ (1.53)
Cumulative Effect of Change in Accounting Principle	(0.01)	–	–
Net Income (Loss) Per Share, Diluted	$ (0.04)	$ 0.69	$ (1.53)
Weighted-Average Shares Outstanding			
Basic	67,774	65,759	65,097
Diluted	67,774	69,175	65,097

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except per share data)

December 31,	**2001**	2000
Assets		
Current Assets:		
Cash and cash equivalents	***$103,489***	$ 78,127
Restricted cash	***26,540***	25,710
Accounts receivable, less allowance of $667 and $1,231 at December 31, 2001 and 2000, respectively	***7,367***	9,388
Spare parts, materials and supplies, less allowance for obsolescence of $565 and $6,171 at December 31, 2001 and 2000, respectively	***8,228***	10,536
Government grant receivable	***4,333***	–
Prepaid expenses and other current assets	***9,731***	10,852
Total current assets	***159,688***	134,613
Property and Equipment:		
Flight equipment	***235,665***	340,952
Less: Accumulated depreciation	***(14,871)***	(23,300)
	220,794	317,652
Purchase deposits for flight equipment	***39,396***	26,194
Other property and equipment	***31,407***	27,461
Less: Accumulated depreciation	***(16,733)***	(16,018)
	14,674	11,443
Total property and equipment	***274,864***	355,289
Other Assets:		
Intangibles resulting from business acquisition	***12,286***	15,080
Trademarks and trade names	***21,567***	22,401
Debt issuance costs	***9,855***	5,608
Other assets	***19,556***	13,264
Total assets	***$497,816***	$546,255

See accompanying notes to consolidated financial statements.

(In thousands, except per share data)

December 31,	2001	2000
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 8,231	$ 8,678
Accrued and other liabilities	108,269	59,859
Air traffic liability	38,457	33,765
Current portion of long-term debt	13,439	62,491
Total current liabilities	168,396	164,793
Long-term debt, less current portion	254,772	365,412
Other liabilities	41,241	8,190
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value per share, 5,000 shares authorized, no shares issued or outstanding	-	–
Common stock, $.001 par value per share, 1,000,000 shares authorized, and 69,528 and 65,823 shares issued and outstanding at December 31, 2001 and 2000, respectively	70	66
Additional paid-in capital	186,190	151,044
Accumulated other comprehensive loss	(6,846)	–
Accumulated deficit	(146,007)	(143,250)
Total stockholders' equity	33,407	7,860
Total liabilities and stockholders' equity	$ 497,816	$ 546,255

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)

(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
Balance at December 31, 1998	64,898	$65	$146,857	$ (91,292)	$ –	$55,630
Issuance of common stock for exercise of options	226	–	1,031	–	–	1,031
Issuance of common stock under stock purchase plan	51	–	202	–	–	202
Issuance of common stock in litigation settlement	523	1	2,499	–	–	2,500
Net loss	–	–	–	(99,394)	–	(99,394)
Balance at December 31, 1999	65,698	66	150,589	(190,686)	–	(40,031)
Issuance of common stock for exercise of options	63	–	190	–	–	190
Issuance of common stock under stock purchase plan	62	–	265	–	–	265
Net income	–	–	–	47,436	–	47,436
Balance at December 31, 2000	65,823	66	151,044	(143,250)	–	7,860
Issuance of common stock for exercise of options	**1,460**	**2**	**5,037**	**–**	**–**	**5,039**
Issuance of common stock under stock purchase plan	**31**	**–**	**217**	**–**	**–**	**217**
Issuance of debt with beneficial conversion feature	**–**	**–**	**5,618**	**–**	**–**	**5,618**
Issuance of detachable stock purchase warrants	**–**	**–**	**12,276**	**–**	**–**	**12,276**
Issuance of common stock for debt	**2,214**	**2**	**11,998**	**–**	**–**	**12,000**
Net loss	**–**	**–**	**–**	**(2,757)**	**–**	**(2,757)**
Other comprehensive loss	**–**	**–**	**–**	**–**	**(6,846)**	**(6,846)**
Total comprehensive loss						**(9,603)**
Balance at December 31, 2001	**69,528**	**$70**	**$186,190**	**$(146,007)**	**$(6,846)**	**$33,407**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Year ended December 31,	**2001**	2000	1999
Operating activities:			
Net income (loss)	**$ (2,757)**	$ 47,436	$ (99,394)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	**31,627**	26,078	30,432
Amortization of deferred gains from sale and leaseback of aircraft	**(2,547)**	–	–
Impairment loss/lease termination	**46,069**	–	147,735
Provisions for uncollectible accounts	**2,697**	4,626	4,022
Convertible debt discount amortization	**4,291**	–	–
Loss on asset disposal	**789**	–	–
SFAS 133 adjustment	**(2,204)**	–	–
Deferred income taxes	**2,252**	–	2,387
Cumulative effect of change in accounting principle	**657**	–	–
Changes in current operating assets and liabilities:			
Restricted cash	**(830)**	(7,641)	(4,610)
Accounts receivable	**(676)**	(6,415)	(3,837)
Government grant receivable	**(4,333)**	–	–
Spare parts, material and supplies	**(1,627)**	(5,312)	(1,657)
Other assets	**3,858**	(3,943)	(3,430)
Accounts payable, accrued and other liabilities	**13,422**	4,289	(636)
Air traffic liability	**4,692**	10,274	6,469
Net cash provided by operating activities	**95,380**	69,392	77,481
Investing activities:			
Purchases of property and equipment	**(31,223)**	(77,709)	(187,667)
(Payment) refund of aircraft purchase deposits	**(13,252)**	(6,770)	4,374
Restricted funds for aircraft purchases	**–**	39,232	(39,232)
Proceeds from disposal of equipment	**13,297**	48,980	24,815
Net cash provided by (used for) investing activities	**(31,178)**	3,733	(197,710)
Financing activities:			
Issuance of long-term debt	**201,400**	–	244,756
Debt issuance costs	**(6,028)**	–	(1,739)
Payments of long-term debt	**(239,468)**	(53,555)	(76,801)
Proceeds from sale of common stock	**5,256**	455	1,233
Net cash provided by (used for) financing activities	**(38,840)**	(53,100)	167,449
Net increase in cash and cash equivalents	**25,362**	20,025	47,220
Cash and cash equivalents at beginning of period	**78,127**	58,102	10,882
Cash and cash equivalents at end of period	**$ 103,489**	$ 78,127	$ 58,102
Supplemental disclosure of cash flow activities:			
Cash paid for interest, net of amounts capitalized	**$ 35,530**	$ 35,607	$ 23,911
Cash paid for income taxes	**1,506**	1,141	420
Noncash financing and investing activities:			
Purchase and sale and leaseback of aircraft	**305,271**	62,608	–
Gain on sale and leaseback of aircraft and payment of debt	**34,100**	–	–
Repayment of debt and sale and leaseback of aircraft	**63,144**	–	–
Conversion of debt to equity	**12,000**	–	–
Acquisition of equipment for debt	**–**	63,144	–
Acquisition of equipment for capital leases	**–**	2,627	–
Acquisition of rotable inventory	**19,658**	–	–

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation and Business

Our consolidated financial statements include the accounts of AirTran Holdings, Inc. (AirTran) and our wholly owned subsidiaries, including our principal subsidiary, AirTran Airways, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

AirTran Airways, Inc. offers scheduled air transportation of passengers and mail, serving short-haul markets primarily in the eastern United States.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the consolidated financial statements.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Restricted cash primarily represents amounts escrowed relating to air traffic liability.

Accounts Receivable

Accounts receivable are due primarily from major credit card processors and travel agents. We provide an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

Spare Parts, Materials and Supplies

Spare parts, materials and supplies are stated at the lower of cost or market using the first-in, first-out method (FIFO). These items are charged to expense when used. Allowances for obsolescence are provided over the estimated useful life of the related aircraft and engines for spare parts expected to be on hand at the date aircraft are retired from service.

Property and Equipment

Property and equipment is stated on the basis of cost. Flight equipment is depreciated to its salvage values using the straight-line method.

The estimated salvage values and depreciable lives are periodically reviewed for reasonableness, and revised if necessary. The Boeing 717 (B717) fleet has a salvage value of 10 percent. At July 1, 2001, we revised the useful lives on our B717 fleet, as outlined below, in order to more accurately reflect the estimated useful life of the aircraft:

	2001 Useful Life	2000 Useful Life
Airframes	***30 years***	25 years
Engines	***30 years***	25 years
Aircraft parts	***30 years***	5 years

The effect of this change for the year ended December 31, 2001, was to decrease our net loss by approximately $0.6 million, or $0.01 per share.

In conjunction with the 2001 impairment charge (see Note 13), the McDonnell Douglas DC-9 (DC-9) fleet was written down to its fair market value. Accordingly, the salvage values were revised to 40 percent, and the useful lives were revised to range from three months to two years. In conjunction with the 2001 impairment charge, the Boeing 737 (B737) fleet was written down to its fair market value and subsequently retired. Aircraft parts are depreciated over the respective fleet life to a salvage value of five percent.

Other property and equipment is depreciated over three to 10 years.

Measurement of Impairment

In accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we record impairment losses on long-lived assets used in operations when events or circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets. See Note 13.

Intangibles

The trade name and intangibles resulting from business acquisitions consist of cost in excess of net assets acquired, and are being amortized using the straight-line method over 30 years. Accumulated amortization at December 31, 2001 and 2000, was approximately $6.4 million and $5.1 million, respectively. Pursuant to Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," effective January 1, 2002, goodwill and indefinite lived intangibles, such as trade names, will no longer be amortized but will be subject to periodic impairment reviews. See "Recently Issued Accounting Standards" below.

Capitalized Interest

Interest attributable to funds used to finance the acquisition of new aircraft is capitalized as an additional cost of the related asset. Interest is capitalized at our weighted-average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings. Capitalization of interest ceases when the asset is placed in service. In 2001, 2000 and 1999, approximately $8.0 million, $8.8 million and $6.7 million of interest cost was capitalized, respectively.

Aircraft and Engine Maintenance

We account for airframe and engine overhaul costs using the direct-expensing method. Overhauls are performed on a continuous basis, and the cost of overhauls and routine maintenance costs for airframe and engine maintenance are charged to maintenance expense as incurred.

Advertising Costs

Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $17.5 million, $15.7 million and $14.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Revenue Recognition

Passenger and cargo revenue is recognized when transportation is provided. Transportation purchased but not yet used is included in air traffic liability.

Frequent Flyer Program

We accrue the estimated incremental cost of providing free travel for awards earned under our A+ Rewards Program.

Stock-Based Compensation

We grant stock options for a fixed number of shares to our officers, directors, key employees and consultants, with an exercise price equal to or below the fair value of the shares at the date of grant. We account for stock option grants in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and accordingly recognize compensation expense only if the market price of the underlying stock exceeds the exercise price of the stock option on the date of grant.

Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. However, we will continue to account for stock-based compensation in accordance with APB 25. See Note 11.

Financial Derivative Instruments

We utilize derivative instruments, including crude oil and heating oil based derivatives, to hedge a portion of our exposure to jet fuel price increases. These instruments consist primarily of fixed price swap agreements and collar structures. Prior to 2001, periodic settlements under the agreement were recognized as a component of fuel expense when the underlying fuel hedged was used. However, beginning January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which changed the way we account for financial derivative instruments. See Notes 2 and 5.

Upon early termination of a derivative contract, gains and losses deferred in other comprehensive income (loss), would continue to be reclassified to earnings as the related fuel is used. Gains and losses deferred in other comprehensive gain (loss) related to derivative instruments hedging forecasted transactions would be recognized into earnings immediately when the anticipated transaction is no longer likely to occur.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations" and SFAS 142. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. We will apply SFAS 142 beginning in the first quarter of 2002 and discontinue the amortization of our trade name, an indefinite-life intangible asset, and goodwill. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income in 2002 of approximately $1.4 million ($.02 per share). We will be required to test the goodwill and trade name for impairment annually in accordance with SFAS 142. We have performed the first of the required impairment tests for the trade name and goodwill as of January 1, 2002 and will not have any impairment of these assets upon adoption.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS 121, and applies to all long-lived assets (including discontinued operations). We do not expect this standard to have a material impact on our future financial position or results of operations.

Reclassification

Certain 2000 and 1999 amounts have been reclassified to conform with 2001 classifications.

2. Accounting Changes

Effective January 1, 2001, we adopted SFAS 133, which requires us to record all financial derivative instruments on our balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in its fair value that are considered to be effective, as defined, either offset the change in fair value of the hedged assets, liabilities or firm commitments through earnings or are recorded in "Accumulated other comprehensive loss" until the hedged item is recorded in earnings. Any portion of a change in a derivative's fair value that is considered to be ineffective, as defined, is recorded immediately in "SFAS 133 adjustment" in the Consolidated Statements of Operations.

We use financial derivative instruments to hedge our exposure to jet fuel price increases and account for these derivatives as cash flow hedges, as defined. In accordance with SFAS 133, we must comply with detailed rules and strict documentation requirements prior to beginning hedge accounting. As required by SFAS 133, we assess the effectiveness of each of our individual hedges on a quarterly basis. We also examine the effectiveness of our entire hedging program on a quarterly basis utilizing statistical analysis. This analysis involves utilizing regression and other statistical analysis which compare changes in the price of jet fuel to changes in the prices of the commodities used for hedging purposes (crude oil and heating oil). If these statistical techniques do not produce results within certain predetermined confidence levels, we could lose our ability to utilize hedge accounting, which could cause us to recognize all gains and losses on financial derivative instruments in earnings in the periods following the determination that we no longer qualified for hedge accounting. This could, in turn, depending on the materiality of periodic changes in derivative fair values, increase the volatility of our future earnings. We do not enter into fuel-hedging contracts for trading purposes.

Upon adoption of SFAS 133, we recorded the fair value of our fuel derivative instruments in the Consolidated Balance Sheets and a deferred gain of $1.3 million, net of tax, in "Accumulated other comprehensive loss." See Note 9 for further information on other comprehensive income. The 2001 adoption of SFAS 133 has resulted in more volatility in our financial statements than in the past due to the changes in market values of our derivative

instruments and some ineffectiveness that has been experienced in our fuel hedges. See Note 5 for further information on our derivatives and fuel price risk management.

3. Federal Grants and Special Charges Related to Terrorist Attacks

On September 11, 2001, terrorists hijacked and used four aircraft in terrorist attacks on the United States (terrorist attacks). As a result of these terrorist attacks, the Federal Aviation Administration (FAA) immediately suspended all commercial airline flights on the morning of September 11. We resumed flight activity on September 14 and were operating at approximately 80 percent of our normal pre-September 11 flight schedule by September 18, 2001. From September 11 until we resumed flight operations on September 14, we cancelled approximately 1,000 flights.

On September 22, 2001, President Bush signed into law the Air Transportation Safety and System Stabilization Act (the Stabilization Act). The Stabilization Act provides for up to $5 billion in cash grants to qualifying U.S. airlines and freight carriers to compensate for direct and incremental losses, as defined in the Stabilization Act, from September 11, 2001 through December 31, 2001, associated with the terrorist attacks. Each airline's total eligible grant is being determined based on that airline's percentage of ASMs during August 2001 to total eligible carriers' ASMs for August 2001, less an undetermined amount set aside for eligible carriers that provide services not measured by ASMs. The U.S. Department of Transportation (DOT) will make the final determination of the amount of eligible direct and incremental losses incurred by each airline. Direct and incremental losses, while defined generally in the Stabilization Act, are subject to interpretation by the DOT. Lastly, final applications for grants must be accompanied by Agreed Upon Procedures reports from independent accountants and may be subject to additional audit or review by the DOT and Congress.

During 2001, we recognized approximately $29 million from grants under the Stabilization Act, approximately $24.6 million of which we have received in cash. We expect to receive the remaining amount in the second quarter of 2002. We believe our actual direct and incremental losses related to the September 11 terrorist attacks will exceed the total amount for which we will ultimately be eligible, but the amount is subject to change upon final determination by the DOT of our share of the total compensation under the Stabilization Act.

We recorded special charges of $2.5 million in 2001 primarily related to operating costs incurred during the period flights were suspended as a result of the terrorist attacks.

4. Commitments and Contingencies

At December 31, 2001, our contractual commitments consisted primarily of scheduled aircraft acquisitions. As of December 31, 2001, our deliveries of B717s from the Boeing Company (Boeing) totaled 30 aircraft. Initially, we contracted with Boeing to purchase 50 B717s for delivery between 1999 and 2002, with options to purchase an additional 50 B717s. During 2000, we revised our contracts with Boeing relating to the purchase and financing of our future B717 aircraft deliveries, in addition to recharacterizing the 50 option aircraft to provide for 25 options, 20 purchase rights and five rolling options. The options and purchase rights, to the extent exercised, would provide for delivery to us of all of our B717s on or before September 30, 2005. Prior to this revision, we had committed to purchase 50 B717s during the following years: 1999 (eight aircraft), 2000 (eight aircraft), 2001 (16 aircraft) and 2002 (18 aircraft). Also prior to the revision, the 50 option aircraft, if exercised, would have been available for delivery between January 2003 and January 2005.

As of December 31, 2001, our remaining commitments with respect to B717 aircraft were for the acquisition of 12 aircraft in 2002 and 11 aircraft in 2003. Aggregate funding, net of previously paid purchase deposits, required for these aircraft commitments was approximately $470.2 million. Although we expect to finance the acquisition of these aircraft, we did not have financing in place for these aircraft at December 31, 2001. See Note 16.

With respect to future B717 option deliveries, we had 21 options, 20 purchase rights and five rolling options at December 31, 2001. Three of the 25 original options were exercised with two B717s having been delivered in 2001, and one B717 scheduled for delivery in 2003; one option expired unexercised. See Note 16.

In November 1997, we filed a suit against SabreTech and its parent corporation seeking to hold them responsible for the accident involving Flight 592. On September 23, 1999, we settled the lawsuit against SabreTech and its parent. The net proceeds of $19.6 million from the settlement are included in other revenue in our 1999 Consolidated Statement of Operations.

Several stockholder class action suits were filed against us and certain of our current and former executive officers and directors. The suits were subsequently consolidated into a single action. On December 31, 1998, we entered into a Memorandum of Understanding to settle the consolidated lawsuit. Although we denied that we violated any of our obligations under the federal securities laws, we paid $2.5 million in cash and $2.5 million in common stock in the settlement which was approved on October 28, 1999.

From time to time, we are engaged in other litigation arising in the ordinary course of our business. We do not believe that any such pending litigation will have a material adverse effect on our results of operations or financial condition.

5. Derivatives and Other Financial Instruments

Our results of operations can be significantly impacted by changes in the price and availability of aircraft fuel. Aircraft fuel consumed in 2001, 2000 and 1999 represented approximately 22.9 percent, 25.9 percent and 14.3 percent of our operating expenses excluding special items, respectively. As of December 31, 2001, using swap agreements, we hedged approximately 30 percent of our projected 2002 fuel needs at a price no higher than $29 per barrel of heating oil. We also hedged approximately 10 percent of our anticipated fuel requirements for January 2003 through September 2004, using swap agreements, at a price below $22 per barrel of crude oil. The fair value of our fuel-hedging agreements at December 31, 2001, representing the amount we would pay upon termination of the agreements, totaled $8.7 million. The current portion of these contracts, $7.9 million, is recorded in "Accrued and other liabilities" while the long-term portion, $0.8 million, is recorded in "Other liabilities" in our Consolidated Balance Sheets. See Note 16.

We account for our derivative instruments used to hedge fuel costs as cash flow hedges in accordance with SFAS 133. Therefore, all changes in fair value that are considered to be effective are recorded in "Accumulated other comprehensive loss" until the underlying aircraft fuel is consumed. During 2001, we recognized losses of $2.5 million representing the effective portion of our hedging activities. These losses are included in "Aircraft fuel" in the Consolidated Statement of Operations. We recognized a gain of approximately $2.2 million during 2001 representing the ineffectiveness of our hedging relationships. This gain is recorded in "SFAS 133 adjustment" in our Consolidated Statements of Operations.

Prior to the adoption of SFAS 133, these instruments were not recorded on the balance sheet. Because the fixed price swap agreements and collar structures were considered highly effective in offsetting changes in jet fuel prices, periodic settlements under the agreements were recognized as a component of fuel expense when the underlying fuel being hedged was used. During 2000 and 1999, we recognized gains of $5.1 million and $14.2 million, respectively, as a result of our hedging activities. These amounts are included in "Aircraft fuel" in our Consolidated Statements of Operations.

On November 28, 2001, the credit rating of the counterparty to all of our fuel-related hedges was downgraded and the counterparty declared bankruptcy on December 2, 2001. Due to the deterioration of the counterparty's creditworthiness, we no longer consider the financial contracts with the counterparty to be highly effective in offsetting our risk related to changing fuel prices because of the consideration of the possibility that the counterparty will default by failing to make contractually required payments as scheduled in the derivative instrument. As a result, on November 28, 2001, hedge accounting treatment was discontinued prospectively for our derivative contracts with this counterparty in accordance with SFAS 133. Gains and losses previously deferred in "Accumulated other comprehensive loss" will continue to be reclassifed to earnings as the hedged item affects earnings. Beginning on November 28, 2001, changes in fair value of the derivative instruments have been marked to market through earnings. This resulted in a charge of $0.2 million, which is included in the amount presented as "SFAS 133 adjustment" in our Consolidated Statements of Operations. See Note 16.

At the end of December 31, 2001, we had approximately $6.8 million in unrealized losses in "Accumulated other comprehensive loss" related to fuel hedges. Included in this total are approximately $6.0 million in net unrealized losses that are expected to be realized in earnings during 2002. Upon the adoption of SFAS 133 on January 1, 2001, we recorded unrealized fuel hedge gains of $1.3 million, of which $1.2 million was realized in earnings during 2001.

Our efforts to reduce our exposure to increases in the price and availability of aviation fuel also include the utilization of fixed price fuel contracts. Fixed price fuel contracts consist of an agreement to purchase defined quantities of aviation fuel from a third party at defined prices. Our fixed price fuel contracts are not required to be accounted for as derivative financial instruments, in accordance with SFAS 133. As of December 31, 2001, utilizing fixed price fuel contracts we agreed to purchase approximately 32 percent of our anticipated fuel needs through March 2002 at a price no higher than $0.69 per gallon of aviation fuel, including delivery to our operations hub in Atlanta.

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain cash and cash equivalents with various high credit-quality financial institutions or in short-duration high-quality debt securities. We periodically evaluate the relative credit standing of those financial institutions that are considered in our investment strategy. Concentration of credit risk with respect to accounts receivable is limited, due to the large number of customers comprising our customer base.

The fair values of our long-term debt are based on quoted market prices, if available, or are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and estimated fair values of our long-term debt were $268.2 million and $258.5 million, respectively, at December 31, 2001, and $427.9 million and $439.0 million, respectively, at December 31, 2000.

6. Accrued and Other Liabilities

The components of our accrued and other liabilities were:

	As of December 31,	
(In thousands)	**2001**	2000
Accrued maintenance	**$ 18,562**	$19,307
Rotable inventory payable	**19,658**	–
Accrued interest	**7,782**	13,105
Accrued salaries, wages and benefits	**14,327**	10,881
Deferred gains from sale and leaseback of aircraft	**44,077**	10,122
Derivative liability	**8,676**	–
Accrued federal excise taxes	**20,893**	4,348
Accrued lease termination costs	**6,663**	–
Other	**8,872**	10,286
	149,510	68,049
Less noncurrent derivative liability	**(832)**	–
Less noncurrent deferred gains from sale and leaseback of aircraft	**(40,409)**	(8,190)
Other liabilities	**(41,241)**	(8,190)
Accrued and other liabilities	**$108,269**	$59,859

7. Indebtedness

The components of our long-term debt, including capital lease obligations were:

	As of December 31,	
(In thousands)	**2001**	2000
Aircraft notes payable through 2017, 10.63% weighted-average interest rate	**$130,186**	$131,826
Senior notes due April 2008, 11.27% interest rate	**129,046**	–
Subordinated notes due April 2009, 13.00% interest rate	**14,201**	–
Convertible notes due April 2009, 7.75% interest rate	**5,500**	–
Senior notes due April 2001, 10.25% interest rate	**–**	150,000
Senior secured notes due April 2001, 10.50% interest rate	**–**	80,000
Promissory notes for aircraft and other equipment payable through 2018, 8.27% to 11.76% interest rates	**–**	64,043
Capital lease obligations	**1,594**	2,034
	280,527	427,903
Less unamortized debt discount	**(12,316)**	–
	268,211	427,903
Less current maturities	**(13,439)**	(62,491)
	$254,772	$365,412

Maturities of our long-term debt and capital lease obligations for the next five years and thereafter, in aggregate, are (in thousands): 2002–$13,439; 2003–$10,270; 2004–$11,479; 2005–$15,116; 2006–$15,710; thereafter–$214,513.

We completed a private placement of $178.9 million enhanced equipment trust certificates (EETCs) on November 3, 1999. The EETC proceeds were used to replace loans for the purchase of the first 10 B717 aircraft delivered, and all 10 aircraft were pledged as collateral for the EETCs. In March 2000, we sold and leased back two of the B717s in a leveraged lease transaction reducing the outstanding principal amount of the EETCs by $35.9 million. Principal and interest payments on the EETCs are due semiannually through April 2017.

We entered into an amended and restated financing commitment with Boeing Capital Services Corporation (Boeing Capital) on March 22, 2001, and a series of definitive agreements on April 12, 2001, in order to refinance our 10¼% ($150.0 million) senior notes and AirTran Airways, Inc.'s 10½% ($80.0 million) senior secured notes due April 2001 (collectively, the Existing Notes), and to provide additional liquidity. The cash flow generated from the Boeing Capital transactions, together with internally generated funds, was used to retire the Existing Notes at maturity. The components of the refinancing are as follows:

(In thousands)	
11.27% Senior secured notes of AirTran Airways, Inc. due 2008	$166,400
13.00% Subordinated notes of AirTran Holdings, Inc. due 2009	17,500
7.75% Convertible notes of AirTran Holdings, Inc. due 2009	17,500
	$201,400

Under the new senior secured notes issued by our operating subsidiary, AirTran Airways, Inc. (AirTran Airways), principal payments of approximately $3.3 million plus interest are due and payable semiannually. In addition, there are certain mandatory prepayment events, including a $3.1 million prepayment upon the consummation of each of 11 sale-leaseback transactions for B717 aircraft. During the year ended December 31, 2001, 11 prepayments occurred. The new senior secured notes are secured by substantially all of the assets of AirTran Airways not previously encumbered, and are noncallable for four years. In the fifth year, the senior secured notes may be prepaid at a premium of 4 percent and in the sixth year at a premium of 2 percent. Contemporaneously with the issuance of the new senior secured notes, we issued detachable warrants to Boeing Capital for the purchase of three million shares of our common stock at $4.51 per share. The warrants have an estimated value of $12.3 million and expire in five years. This amount will be amortized to interest expense over the life of the new senior secured notes.

Under the subordinated notes, interest is due and payable semiannually in arrears, and no principal payments are due prior to maturity in 2009, except for mandatory prepayments equal to 25 percent of AirTran Airways' net income (which, subject to applicable law, AirTran Airways is required to dividend to us in cash on a quarterly basis for payment to the lender). During the third quarter of 2001, we paid $3.3 million in principal on the subordinated notes in accordance with the requirements to pay 25 percent of AirTran Airways' net income from the second quarter.

The convertible notes bear a higher rate of interest, specifically 12.27 percent if our average common stock price during a calendar month is below $6.42. This contingent interest feature is considered an embedded derivative under SFAS 133 and had no value at December 31, 2001. Quarterly valuations will be made and recorded, if necessary, to reflect the derivative's fair value. Interest is payable semiannually in arrears. The notes are convertible at any time into approximately 3.2 million shares of our common stock. This conversion rate represents a beneficial conversion feature valued at $5.6 million. This amount will be amortized to interest expense over the life of the convertible notes, or sooner upon conversion. We are able to require Boeing Capital's conversion of the notes under certain circumstances.

During the third quarter of 2001, Boeing Capital exercised approximately two-thirds of their conversion rights resulting in a decrease of $12 million of principal on the 7.75% Convertible Notes. In connection with the conversion, we issued approximately 2.2 million shares of our common stock to Boeing Capital. In accordance with generally accepted accounting principles, we expensed $3.8 million of the debt discount and $0.5 million of debt issuance costs. These amounts are shown on the Consolidated Statements of Operations as "Other (Income) Expense–Convertible debt discount amortization."

The subordinated notes and convertible notes are secured by: (1) a pledge of all of our rights under the B717 aircraft purchase agreement with the McDonnell Douglas Corporation (an affiliate of Boeing Capital), and (2) a subordinated lien on the collateral securing the new senior secured notes.

The notes contain certain covenants, including limitations on additional indebtedness, restrictions on transactions with subsidiaries and limitations on asset disposals. We are in compliance with these requirements.

During the last quarter of 2000, we financed the acquisition of three B717 aircraft with promissory notes from Boeing. Subsequent to December 31, 2000, these notes were repaid through the sale and leaseback of the three B717s. Accordingly, these notes were classified as long-term debt at December 31, 2000.

During 2000, we entered into capital lease agreements for various capital assets (see Note 8).

Substantially all of our assets serve as collateral on the aforementioned debt agreements.

8. Leases

Total rental expense charged to operations for aircraft, facilities and office space for the years ended December 31, 2001, 2000 and 1999 was approximately $56.7 million, $30.9 million and $21.7 million, respectively.

We lease six DC-9s, one B737 and 22 B717s under operating leases with terms that expire through 2020. We have the option to renew the DC-9 leases for one or more periods of not less than six months. We have the option to renew the B717 leases for periods ranging from one to four years. The B717 leases have purchase options at or near the end of the lease term at fair market value, and two have purchase options based on a stated percentage of the lessor's defined cost of the aircraft at the end of the 13th year of the lease term. The B717 leases are the result of sale and leaseback transactions. Deferred gains from these transactions are being amortized over the terms of the leases. At December 31, 2001 and 2000, unamortized deferred gains were $44.1 million and $10.1 million, respectively. See Note 6. We also lease facilities from local airport authorities or other carriers, as well as office space under operating leases with terms ranging from one month to 13 years. In addition, we lease ground equipment and certain rotables under capital leases.

The amounts applicable to capital leases included in property and equipment were:

	As of December 31,	
(In thousands)	***2001***	2000
Flight equipment	***$2,627***	$2,627
Less: Accumulated depreciation	***(285)***	(111)
	$2,342	$2,516

The following schedule outlines the future minimum lease payments at December 31, 2001, under noncancelable operating leases and capital leases with initial terms in excess of one year:

(In thousands)	Capital Leases	Operating Leases
2002	$ 564	$ 81,192
2003	565	81,123
2004	535	76,303
2005	95	74,313
2006	–	72,687
Thereafter	–	668,032
Total minimum lease payments	1,759	$1,053,650
Less: amount representing interest	(165)	
Present value of future payments	1,594	
Less: current obligations	(482)	
Long-term obligations	$1,112	

Capital lease obligations are included in long-term debt in our Consolidated Balance Sheets.

9. Comprehensive Income (Loss)

Comprehensive income (loss) encompasses net income (loss) and "other comprehensive income (loss)," which includes all other nonowner transactions and events that change stockholders' equity. Other comprehensive income (loss) is composed of changes in the fair value of our derivative financial instruments that qualify for hedge accounting. Comprehensive loss totaled $6.8 million for 2001. The difference between net loss and comprehensive loss for 2001 is as follows:

(In thousands)	***2001***
Net loss	***$(2,757)***
Unrealized loss on derivative instruments	***(6,846)***
Comprehensive loss	***$(9,603)***

Because our net deferred tax assets are offset in full by a valuation allowance, there is no tax effect of the unrealized loss.

An analysis of the amounts included in "Accumulated other comprehensive loss," is shown below:

(In thousands)	
Balance at December 31, 2000	$ —
January 1, 2001 transition adjustment	1,273
2001 changes in fair value	(10,097)
Reclassification to earnings	1,978
Balance at December 31, 2001	**$ (6,846)**

10. Earnings (Loss) Per Common Share

The following table sets forth the computation of basic and diluted earnings (loss) per common share:

(In thousands, except per share data)	***2001***	2000	1999
Numerator:			
Net income (loss)	***$ (2,757)***	$47,436	$(99,394)
Denominator:			
Weighted-average shares outstanding, basic	***67,774***	65,759	65,097
Effect of dilutive stock options	**-**	3,416	–
Adjusted weighted-average shares outstanding, diluted	***67,774***	69,175	65,097
Basic earnings (loss) per common share	***$ (0.04)***	$ 0.72	$ (1.53)
Diluted earnings (loss) per common share	***$ (0.04)***	$ 0.69	$ (1.53)

The assumed conversions of all stock options and convertible debt in 2001, 2.3 million stock options in 2000 and all stock options in 1999, were antidilutive and excluded from the computation of weighted-average shares outstanding used in computing diluted earnings (loss) per common share.

11. Stock Option Plans

The 1993 Incentive Stock Option Plan provides up to 4.8 million options to be granted to officers, directors and key employees to purchase shares of common stock at prices not less than the fair value of the shares on the dates of grant. With respect to individuals owning more than 10 percent of the voting power of all classes of our common stock, the exercise price per share shall not be less than 110 percent of the fair value of the shares on the date of grant. The 1994 Stock Option Plan provides up to 4 million incentive stock options or nonqualified options to be granted to our officers, directors, key employees and consultants. The 1996 Stock Option Plan provides up to 5 million incentive stock options or nonqualified options to be granted to our officers, directors, key employees and consultants.

In connection with the acquisition of Airways Corporation (Airways) in 1997, we assumed the Airways Corporation 1995 Stock Option Plan (Airways Plan) and the Airways Corporation 1995 Director Stock Option Plan (Airways DSOP). Under the Airways Plan, up to 1.2 million incentive stock options or nonqualified options may be granted to our officers, directors, key employees or consultants. Under the Airways DSOP, up to 150,000 nonqualified options may be granted to directors.

On August 6, 2001, we reached an agreement with the National Pilots Association under which our pilots were granted 900,000 options as of that date and will be granted additional options in 2002 through 2004 based on certain criteria. All options vest over three years.

Vesting and term of all options is determined by the Board of Directors and may vary by optionee; however, the term may be no longer than 10 years from the date of grant.

Pro forma information regarding net income (loss) and earnings (loss) per common share is required by SFAS 123, which also requires that the information be determined as if we had accounted for our employee stock options granted subsequent to December 31, 1994, under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.31 percent, 6.2 percent and 5.0 percent; no dividend yields; volatility factors of the expected market price of our common stock of 0.666, 0.596 and 0.648; and a weighted-average expected life of the options of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Our pro forma information is as follows:

(In thousands, except per share data)	***2001***	2000	1999
Pro forma net income (loss)	***$(6,136)***	$45,059	$(102,173)
Pro forma earnings (loss) per common share:			
Basic	***$(0.09)***	$0.69	$(1.57)
Diluted	***$(0.09)***	$0.65	$(1.57)

The pro forma net income (loss) and earnings (loss) per common share information presented above reflect stock options granted during 1995 and in later years, in accordance with SFAS 123. Accordingly, the full effect of calculating compensation expense for stock options under SFAS 123 is not reflected in the pro forma net income (loss) and earnings (loss) per common share amounts above, because compensation expense is recognized over the stock option's vesting period and compensation expense for stock options granted prior to January 1, 1995, is not considered.

A summary of stock option activity under the aforementioned plans is as follows:

	Options	Price Range	Weighted-Average Price
Balance at December 31, 1998	6,790,980	$0.17–23.19	$4.71
Granted	2,571,000	3.03– 6.41	3.52
Exercised	(226,420)	0.17– 5.50	4.56
Canceled	(495,040)	3.13–21.50	7.04
Balance at December 31, 1999	8,640,520	0.17–23.19	4.16
Granted	1,097,500	4.00– 4.75	4.28
Exercised	(63,000)	0.17– 3.88	3.02
Canceled	(570,760)	3.31–21.50	5.46
Balance at December 31, 2000	9,104,260	0.17–23.19	4.17
Granted	1,721,600	6.08–11.00	7.14
Exercised	(1,459,656)	0.17– 8.25	3.48
Canceled	(100,365)	4.00–21.38	6.59
Balance at December 31, 2001	***9,265,839***	***$0.17–23.19***	***$4.79***
Exercisable at December 31, 2001	***6,614,849***	***$0.17–23.19***	***$4.51***

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.17	1,900,000	1.5	$ 0.17	1,900,000	$ 0.17
1.00– 4.00	3,035,634	5.5	3.21	2,318,968	3.19
4.03– 5.75	1,979,439	6.8	4.78	1,219,448	5.02
6.08– 9.12	1,602,666	9.4	7.11	458,333	6.33
9.30–13.25	104,000	4.6	11.55	74,000	12.11
18.38–23.19	644,100	4.1	18.96	644,100	18.96
0.17–23.19	9,265,839	5.5	4.79	6,614,849	4.51

The weighted-average fair value of options granted during 2001, 2000 and 1999, with option prices equal to the market price on the date of grant, was $4.22, $2.45 and $2.07, respectively. There were no options granted during 2001, 2000 and 1999 with option prices less than the market price of the stock on the date of grant.

At December 31, 2001, we had reserved a total of 10,370,755 shares of common stock for future issuance, upon exercise of stock options.

12. Income Taxes

The components of our provision for income taxes are as follows:

(In thousands)	**2001**	2000	1999
Current provision:			
Federal	**$ 858**	$–	$ 352
State	**130**	–	–
Total current provision	**988**	–	352
Deferred provision:			
Federal	**1,896**	–	2,010
State	**356**	–	377
Total deferred provision	**2,252**	–	2,387
Provision for income taxes	**$3,240**	$–	$2,739

A reconciliation of taxes computed at the statutory federal tax rate on income (loss) before income taxes to the provision for income taxes is as follows:

(In thousands)	**2001**	2000	1999
Tax computed at federal statutory rate	**$ 399**	$ 16,603	$(33,829)
State income tax (benefit), net of federal tax benefit	**303**	1,469	(3,089)
Goodwill	**481**	483	517
Debt discount amortization	**1,083**	–	–
Benefit of preacquisition net operating loss carryforwards	**2,252**	–	2,387
Other	**125**	54	(200)
Valuation reserve, including the effect of changes to prior year deferred tax assets	**(1,403)**	(18,609)	36,953
	$ 3,240	$ –	$ 2,739

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows:

	As of December 31,	
(In thousands)	**2001**	2000
Deferred tax liabilities:		
Depreciation	**$ 9,010**	$ 4,436
Rent expense	**2,841**	988
Gross deferred tax liabilities	**11,851**	5,424
Deferred tax assets:		
Deferred gains from sale and leaseback of aircraft	**16,749**	3,846
Accrued liabilities	**4,905**	1,181
Federal operating loss carryforwards	**36,043**	47,959
State operating loss carryforwards	**4,095**	4,606
AMT credit carryforwards	**4,078**	3,770
Other	**4,821**	4,289
Gross deferred tax assets	**70,691**	65,651
Valuation allowance	**(58,840)**	(60,227)
Net deferred tax assets	**11,851**	5,424
Total net deferred taxes	**$ -**	$ –

For financial reporting purposes, a valuation allowance has been recognized at December 31, 2001 and 2000, to reduce the net deferred income tax assets to zero. We have not recognized any benefit from the future use of operating loss carryforwards because management's evaluation of all the available evidence in assessing the realizability of the tax benefits of such loss carryforwards, indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize such tax benefits currently. Although we produced operating profits in 2001 and 2000, we do not believe this and other positive evidence, including projections of future profitable operations, offset the effect of our recent cumulative losses.

At December 31, 2001, we had net operating loss carryforwards for income tax purposes of approximately $103 million that begin to expire in 2012. In addition, our Alternative Minimum Tax credit carryforwards for income tax purposes were $4.1 million.

Prior to the Airways merger, Airways generated net operating loss carryforwards of $23.1 million. The use of preacquisition operating loss carryforwards is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to expiration. For financial reporting purposes, a valuation allowance of $8.1 million was recognized to offset the deferred tax assets related to those carryforwards. When realized, the tax benefit for those items will be applied to reduce goodwill related to the acquisition of Airways. During 2001 and 1999, we utilized $5.9 million and $6.3 million, respectively, of Airways' net operating loss carryforwards, and reduced goodwill respectively by the $2.3 million and $2.4 million tax benefit of such utilization.

13. Impairment Loss/Lease Termination

In response to the expected slowdown in air travel as a result of the September 11th events, we announced on September 17, 2001 an updated capacity plan whereby we reduced our scheduled operations to approximately 80 percent of our pre-September 11th schedule. With other airlines similarly reducing flights and grounding older aircraft types resulting in an overall reduction in values in the previously owned aircraft market, we decided to review our DC-9 fleet for impairment. During the second quarter of 2001, we announced our intention to retire our fleet of four B737 aircraft in the third quarter of 2001 in order to simplify our fleet and reduce costs. The B737s are being replaced with B717 aircraft. We have subsequently sold and delivered two of the B737 aircraft and are currently in negotiations to sell the third owned aircraft which is classified as assets held for disposal and included in other current assets.

In the fourth quarter of 1999, we decided to accelerate the retirement of our 42 DC-9 aircraft to accommodate the introduction of our B717 fleet. It was our original intent to use the B717s to increase overall capacity while continuing to use the DC-9s into 2005. However, during 1999, the new management team (including our Chief Executive Officer and President, who joined AirTran in 1999) reevaluated our near- and long-term fleet strategy and the components underlying such strategy. By October 1999, we determined that it would be cost-beneficial to begin to retire the DC-9s. As a result, we developed a fleet plan which provided for the retirement of the DC-9s between December 31, 1999 and October 2003, generally coinciding with the delivery of the B717s. The Board approved the plan in October 1999.

In connection with the 2001 reduction in value of the DC-9s and each of the above mentioned decisions to accelerate the retirement of aircraft, we performed evaluations to determine, in accordance with SFAS 121, whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amount of these aircraft and related assets. As a result of the evaluations, management determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amounts, and therefore these aircraft are impaired as defined by SFAS 121. Consequently, the original cost bases of these assets were reduced to reflect the fair market value at the date the decisions were made, resulting in a $28 million impairment loss on the DC-9s and a $10.8 million impairment loss on the B737s in 2001 and a $147.7 million impairment loss on the DC-9s in 1999. We used appraisals and considered recent transactions and market trends involving similar aircraft in determining the fair market values.

In addition, spare parts, materials and supplies were written down to the lower of cost or market. Such charges totaled $3.4 million and $5.9 million in 2001 and 1999, respectively.

We are currently in negotiations with the lessor regarding the disposition of one leased B737. The termination of the lease includes estimated costs related to buying out the lease and to bring the aircraft into compliance with the return provisions of the lease agreement. The lease termination charge was $7.3 million. The remaining balance of accruals for the lease termination at December 31, 2001 was $6.7 million.

14. Employee Benefit Plans

Effective January 1, 1998, we consolidated our 401(k) plans (the Plan). All employees, except pilots, are eligible to participate in the consolidated Plan, a defined contribution benefit plan which qualifies under Section 401(k) of the Internal Revenue Code. Participants may contribute up to 15 percent of their base salary to the Plan. Contributions to the Plan by AirTran are discretionary. The amount of our contributions to the Plan expensed in 2001, 2000 and 1999 were approximately $0.3 million, $0.5 million and $0.3 million, respectively.

Effective in the third quarter of 2000, we agreed to fund, on behalf of our mechanics and inspectors, a monthly fixed contribution per eligible employee to their union's pension plan. In May of 2001, a similar agreement was made on behalf of our maintenance training instructors. During 2001, we expensed approximately $0.2 million related to these agreements. Beginning in January 2002, additional agreements with our stores clerks and ground service equipment employees take effect that call for a monthly fixed amount per eligible employee to be made to the union's pension plan. At the time these agreements take effect, the eligible employee may continue making contributions to the Plan, but there will be no company match.

Effective August 1, 2001, the AirTran Airways Pilot Savings and Investment Plan (Pilot Savings Plan) was established. This plan is designed to qualify under Section 401(k) of the Internal Revenue Code. Funds previously invested in the Plan, representing contributions made by and for pilots, were moved to the Pilot Savings Plan during 2001. Eligible employees may contribute up to the IRS maximum allowed. We will not match pilot contributions to this Pilot Savings Plan. Effective on August 1, 2001, we also established the Pilot-Only Defined Contribution Pension Plan (DC Plan) which qualifies under Section 403(b) of the Internal Revenue Code. Company contributions were 6 percent of eligible gross wages during 2001, increasing to 7 percent, 8 percent and 10.5 percent during 2002, 2003 and 2004, respectively. We expensed $1.8 million in contributions to the DC Plan during 2001.

Under our 1995 Employee Stock Purchase Plan, employees who complete 12 months of service are eligible to make periodic purchases of our common stock at up to a 15 percent discount from the market value on the offering date. The Board of Directors determines the discount rate which was increased to 10 percent from 5 percent effective November 1, 2001. We are authorized to issue up to 4 million shares of common stock under this plan. During 2001, 2000 and 1999, the employees purchased a total of 31,396, 61,626 and 51,318 shares, respectively, at an average price of $6.93, $4.30 and $3.94 per share, respectively.

15. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2001 and 2000 is as follows:

(In thousands, except per share data)	Quarter First	 Second	 Third	 Fourth
Fiscal 2001				
Operating revenues	***$173,743***	***$205,763***	***$150,677***	***$134,981***
Operating income	***17,932***	***22,485***	***1,766***	***(6,474)***
Income (loss) before cumulative effect of change in accounting principle	***9,457***	***13,195***	***(10,594)***	***(14,158)***
Net income	***8,800***	***13,195***	***(10,594)***	***(14,158)***
Earnings per share:				
Basic earnings (loss) per share before cumulative effect of change in accounting principle	***$ 0.14***	***$ 0.20***	***$ (0.15)***	***$ (0.20)***
Cumulative effect of change in accounting principle	***(0.01)***	-	-	-
Earnings (loss) per share, basic	***$ 0.13***	***$ 0.20***	***$ (0.15)***	***$ (0.20)***
Diluted earnings (loss) per share before cumulative effect of change in accounting principle	***$ 0.13***	***$ 0.18***	***$ (0.15)***	***$ (0.20)***
Cumulative effect of change in accounting principle	***(0.01)***	-	-	-
Earnings (loss) per share, diluted	***$ 0.12***	***$ 0.18***	***$ (0.15)***	***$ (0.20)***

	Quarter First	 Second	 Third	 Fourth
Fiscal 2000				
Operating revenues	$132,408	$160,769	$161,459	$169,458
Operating income	11,838	31,622	17,103	20,588
Net income	2,902	22,588	8,891	13,055
Basic earnings per share	$0.04	$0.34	$0.14	$0.20
Diluted earnings per share	$0.04	$0.33	$0.13	$0.19

The results of the second quarter of 2001 included a charge for impairment/lease termination of $18.1 million. The results of the third quarter of 2001 included the following items: $28 million charge for impairment; $2.5 million of costs related to the events of September 11; $30.3 million government grant and $4.3 million of debt discount amortization upon conversion of debt. The results of the fourth quarter included a $1.3 million reduction in the government grant as a result of a change in the estimated total amount to be received.

During the fourth quarter of 2001 and 2000, year-end adjustments resulted in increasing loss or decreasing income before income taxes by approximately $1.5 million and $1.6 million, respectively, the majority of which relates to revisions of expenses recorded earlier in the respective year.

During the year, we provide for income taxes using anticipated effective annual tax rates. The rates are based on expected operating results and permanent differences between book and tax income. Adjustments are made each quarter for changes in the anticipated rates used in previous quarters. If the actual annual effective rates had been used in each of the quarters of 2001 and 2000, net income (loss) for the first through fourth quarters of 2001 would have been $8.7 million, $11.2 million, $(9.9) million and $(12.8) million, respectively, and net income for the first through the fourth quarters of 2000 would have been $3.0 million, $23.6 million, $9.2 million and $11.6 million, respectively.

16. Subsequent Events

On March 21, 2002, we amended our B717 purchase contract as follows: (i) our commitments to acquire B717s in 2002 increased from 12 aircraft to 20 aircraft, comprised of 13 firm and seven option aircraft; (ii) our commitments to acquire B717s in 2003 decreased from 11 aircraft to 10 aircraft, comprised of nine firm and one option aircraft; and (iii) purchase deposits that were previously paid for aircraft deliveries in 2002 will be applied to future aircraft deliveries, rather than reducing the balance of the total purchase price due at delivery.

We have signed a lease financing proposal from Boeing Capital for 19 (20 at Boeing Capital's option) new or previously owned B717 aircraft to be delivered in 2002. According to this proposal, the lease term for each of these aircraft commences upon delivery and will continue for 18 to 19 years, at which time we can renew the lease at fair market rental or purchase the aircraft at the greater of a predetermined amount or its fair market value. If completed as contemplated, this lease financing will reduce our aggregate funding requirements for aircraft commitments to $211.3 million representing the aircraft to be purchased in 2003. Funding is subject to finalization of definitive agreements and other conditions. See Note 4.

On March 13, 2002, we terminated all our derivative agreements with the counterparty. The current fair value of the derivative liability on the termination date was estimated to be less than $1.0 million, as compared to a liability of $8.7 million at December 31, 2001. Since this is an early termination of derivative contracts, losses of $6.8 million at December 31, 2001, deferred in other comprehensive loss will continue to be reclassified to earnings as the related fuel is used through September 2004. See Note 5.

Report of Independent Auditors

The Stockholders and Board of Directors
AirTran Holdings, Inc.

We have audited the accompanying consolidated balance sheets of AirTran Holdings, Inc., as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AirTran Holdings, Inc., at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2001, the Company changed its method of accounting for derivative financial instruments.

Ernst & Young LLP

Atlanta, Georgia
January 28, 2002
except for Note 16 as to which the date is March 21, 2002

Directors

Joseph B. Leonard
Chairman of the Board
Chief Executive Officer
AirTran Holdings, Inc.

Robert L. Fornaro
President and
Chief Operating Officer
AirTran Holdings, Inc.

J. Veronica Biggins[1]
Senior Partner
Heidrick and Struggles International, Inc.

Don L. Chapman[1]
Private Investor

Lewis H. Jordan
Principal
Wingspread Enterprises, LLC

Robert L. Priddy[1]
Principal
RMC Capital, LLC

Robert D. Swenson[2]
Director

W.J. Usery[2]
President
Bill Usery & Associates

Board Committees
(1) Audit
(2) Compensation

Company Information

Headquarters
AirTran Holdings, Inc.
9955 AirTran Blvd.
Orlando, FL 32827
For reservations, book online at airtran.com.
Or call your travel agent or 1-800-AIR-TRAN.
In Atlanta, call 770-994-8258.

Independent Auditors
Ernst & Young LLP
600 Peachtree St. N.E.,
Suite 2800
Atlanta, GA 30308

Transfer Agent
American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219

Stock Exchange Listing
The Company's Common Stock is traded on the New York Stock Exchange under the symbol, AAI. As of February 28, 2002, there were approximately 4,925 holders of record, with a total of 69,938,000 shares outstanding. The Company currently does not pay cash dividends.

Form 10-K
A copy of the Form 10-K and other financial reports filed with the Securities and Exchange Commission are available upon request by writing:

AirTran Holdings, Inc.
Attn: Investor Relations
9955 AirTran Blvd.
Orlando, FL 32827

Officers

Joseph B. Leonard
Chairman of the Board and
Chief Executive Officer

Robert L. Fornaro
President and Chief Operating Officer

Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer

Thomas Kalil
Senior Vice President, Customer Service

Stephen J. Kolski
Senior Vice President, Operations

Richard P. Magurno
Senior Vice President,
General Counsel and Secretary

Loral R. Blinde
Vice President, Human Resources

Guy Borowski
Vice President, Maintenance and Engineering

Klaus Goersch
Vice President, Flight Operations

Kevin P. Healy
Vice President, Planning and Sales

Rocky B. Wiggins
Vice President, Chief Information Officer

We invite your comments about this annual report. Visit us online at airtran.com and click on "Talk to AirTran Airways."

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AirTran Holdings, Inc. Annual Report 2001